Exhibit 99(f)

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC

AN ENERGY FUTURE HOLDINGS CORP. ENTERPRISE

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING

FIRM

GLOSSARY

When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below.

2009 Audited Financial Statements

Oncor Holdings’ audited financial statements for the year ended December 31, 2009 included in EFIH’s Annual Report on Form 10-K for the year ended December 31, 2009 filed on February 25, 2010 (Commission File No. 33-153529-01)

Bondco

Refers to Oncor Electric Delivery Transition Bond Company LLC, a wholly-owned consolidated bankruptcy-remote financing subsidiary of Oncor that has issued securitization (transition) bonds to recover certain regulatory assets and other costs.

Capgemini	Capgemini Energy LP, a provider of business process support services to Oncor

Deed of Trust

Deed of Trust, Security Agreement and Fixture Filing, dated as of May 15, 2008, made by Oncor to and for the benefit of The Bank of New York Mellon (formerly The Bank of New York), as collateral agent, as amended

EBITDA	Refers to earnings (net income) before interest expense, income taxes, depreciation and amortization.

EFH Corp.	Refers to Energy Future Holdings Corp., a holding company, and/or its subsidiaries, depending on context. Its major subsidiaries include Oncor and TCEH.

EFH Retirement Plan	Refers to the defined benefit pension plan sponsored by EFH Corp., in which Oncor is a participating subsidiary.

EFIH	Refers to Energy Future Intermediate Holding Company LLC, a direct, wholly-owned subsidiary of EFH Corp. and the direct parent of Oncor Holdings.

ERCOT	Electric Reliability Council of Texas, the independent system operator and the regional coordinator of the various electricity systems within Texas

ERISA	Employee Retirement Income Security Act of 1974, as amended

FASB	Financial Accounting Standards Board, the designated organization in the private sector for establishing standards for financial accounting and reporting

FERC	US Federal Energy Regulatory Commission

GAAP	generally accepted accounting principles

Investment LLC

Refers to Oncor Management Investment LLC, a limited liability company and minority membership interest owner of Oncor (approximately 0.22%), whose managing member is Oncor and whose Class B Interests are owned by certain members of the management team and independent directors of Oncor.

IRS	US Internal Revenue Service

kWh	kilowatt-hours

LIBOR	London Interbank Offered Rate. An interest rate at which banks can borrow funds, in marketable size, from other banks in the London interbank market.

Limited Liability Company Agreement	The Second Amended and Restated Limited Liability Company Agreement of Oncor, dated as of November 5, 2008, by and among Oncor Holdings, Texas Transmission and Investment LLC, as amended

Luminant

Refers to subsidiaries of TCEH engaged in competitive market activities consisting of electricity generation and wholesale energy sales and purchases as well as commodity risk management and trading activities, all largely in Texas.

Merger	The transaction referred to in “Merger Agreement” (defined immediately below) that was completed on October 10, 2007.

i

Merger Agreement	Agreement and Plan of Merger, dated February 25, 2007, under which Texas Holdings agreed to acquire EFH Corp.

Moody’s	Moody’s Investors Services, Inc. (a credit rating agency)

Oncor

Refers to Oncor Electric Delivery Company LLC, a direct, majority-owned subsidiary of Oncor Holdings, and/or its wholly-owned consolidated bankruptcy-remote financing subsidiary, Bondco, depending on context.

Oncor Holdings	Refers to Oncor Electric Delivery Holdings Company LLC, a direct, wholly-owned subsidiary of EFIH and the direct majority owner of Oncor, and/or its subsidiaries, depending on context.

Oncor Plan	Refers to the Oncor Supplemental Retirement Plan, also referred to herein as the “Supplemental Retirement Plan.”

Oncor Ring-Fenced Entities	Refers to Oncor Holdings and its direct and indirect subsidiaries.

OPEB	other postretirement employee benefits

OPEB plan

Refers to an EFH Corp.-sponsored plan, in which Oncor is a participating subsidiary, that offers certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees from the company.

PUCT	Public Utility Commission of Texas

PURA	Texas Public Utility Regulatory Act

purchase accounting

The purchase method of accounting for a business combination as prescribed by US GAAP, whereby the cost or “purchase price” of a business combination, including the amount paid for the equity and direct transaction costs, are allocated to identifiable assets and liabilities (including intangible assets) based upon their fair values. The excess of the purchase price over the fair values of assets and liabilities is recorded as goodwill.

REP	retail electric provider

S&P	Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc. (a credit rating agency)

SARs	Stock Appreciation Rights

SARs Plan	Refers to the Oncor Electric Delivery Company LLC Stock Appreciation Rights Plan.

SEC	US Securities and Exchange Commission

Securities Act	Securities Act of 1933, as amended

Sponsor Group

Refers collectively to the investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (KKR), TPG Capital, L.P. and GS Capital Partners, an affiliate of Goldman Sachs & Co. (See Texas Holdings below.)

TCEH

Refers to Texas Competitive Electric Holdings Company LLC, a direct, wholly-owned subsidiary of Energy Future Competitive Holdings Company and an indirect subsidiary of EFH Corp., and/or its subsidiaries, depending on context.

Texas Holdings	Refers to Texas Energy Future Holdings Limited Partnership, a limited partnership controlled by the Sponsor Group that owns substantially all of the common stock of EFH Corp.

Texas Holdings Group	Refers to Texas Holdings and its direct and indirect subsidiaries other than the Oncor Ring-Fenced Entities.

Texas Transmission

Refers to Texas Transmission Investment LLC, a limited liability company that owns a 19.75% equity interest in Oncor. Texas Transmission is not affiliated with EFH Corp., any of EFH Corp.’s subsidiaries or any member of the Sponsor Group.

TXU Energy

Refers to TXU Energy Retail Company LLC, a direct, wholly-owned subsidiary of TCEH engaged in the retail sale of electricity to residential and business customers. TXU Energy is a REP in competitive areas of ERCOT.

US	United States of America

VIE	variable interest entity

ii

This Annual Report occasionally makes references to Oncor Holdings or Oncor when describing actions, rights or obligations of their respective subsidiaries. References to “we,” “our,” “us,” and “the company” are to Oncor Holdings and/or its direct or indirect subsidiaries as apparent in the context. These references reflect the fact that the subsidiaries are consolidated with their respective parent companies for financial reporting purposes. However, these references should not be interpreted to imply that the parent company is actually undertaking the action or has the rights or obligations of the relevant subsidiary company or that the subsidiary company is undertaking an action or has the rights or obligations of its parent company or any other affiliate.

iii

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of

Oncor Electric Delivery Holdings Company LLC

Dallas, Texas

We have audited the accompanying consolidated balance sheets of Oncor Electric Delivery Holdings Company LLC and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related statements of consolidated income (loss), comprehensive income (loss), cash flows and membership interests for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Oncor Electric Delivery Holdings Company LLC and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Dallas, Texas

February 17, 2011

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC

STATEMENTS OF CONSOLIDATED INCOME (LOSS)

(millions of dollars)

	Year Ended December 31,
	2010	2009	2008

Operating revenues:
Affiliated	$1,061	$1,018	$1,000
Nonaffiliated	1,853	1,672	1,580

Total operating revenues	2,914	2,690	2,580

Operating expenses:
Operation and maintenance	1,009	962	852
Depreciation and amortization	673	557	492
Write off of regulatory assets (Note 5)	—	25	—
Income taxes	193	145	191
Taxes other than income taxes	384	385	391

Total operating expenses	2,259	2,074	1,926

Operating income	655	616	654

Other income and deductions:
Impairment of goodwill (Note 2)	—	—	860
Other income (Note 16)	36	49	45
Other deductions (Note 16)	8	14	25
Nonoperating income taxes	27	28	26

Interest income	38	43	45

Interest expense and related charges (Note 16)	347	346	316

Net income (loss)	347	320	(483)
Net (income) loss attributable to noncontrolling interests	(70)	(64)	160

Net income (loss) attributable to Oncor Holdings	$277	$256	$(323)

See Notes to Financial Statements.

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

(millions of dollars)

	Year Ended December 31,
	2010	2009	2008

Net income (loss)	$347	$320	$(483)

Other comprehensive income, net of tax effects:

Cash flow hedges:
Net decrease in fair value of derivatives (net of tax benefit of —, — and $1)	—	—	(2)

Comprehensive income (loss)	347	320	(485)
Comprehensive (income) loss attributable to noncontrolling interests	(70)	(64)	160

Comprehensive income (loss) attributable to Oncor Holdings	$277	$256	$(325)

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC

STATEMENTS OF CONSOLIDATED CASH FLOWS

(millions of dollars)

	Year Ended December 31,
	2010	2009	2008

Cash flows — operating activities:
Net income (loss)	$347	$320	$(483)
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	682	522	451
Write off of regulatory assets (Note 5)	—	25	—
Deferred income taxes – net taxes – net	155	78	159
Amortization of investment tax credits	(5)	(5)	(5)
Reversal of reserve recorded in purchase accounting	—	(10)	—
Impairment of goodwill (Note 2)	—	—	860
Bad debt expense	(1)	(3)	1
Other, net	1	2	5
Changes in operating assets and liabilities:
Accounts receivable – trade (including affiliates)	(1)	(29)	(1)
Inventories	(4)	(29)	(12)
Accounts payable – trade (including affiliates)	(17)	7	6
Deferred advanced metering system revenues (Note 5)	11	57	—
Other – assets	3	(40)	(141)
Other – liabilities	(74)	55	(11)

Cash provided by operating activities	1,097	950	829

Cash flows — financing activities:
Issuance of long-term debt (Note 7)	475	—	1,500
Repayments of long-term debt (Note 7)	(108)	(104)	(99)
Net increase (decrease) in short-term borrowings (Note 6)	(239)	279	(943)
Proceeds from sale of noncontrolling interests, net of transaction costs (Note 10)	—	—	1,253
Distribution to parent of equity sale net proceeds	—	—	(1,253)
Distributions to parent (Note 9)	(169)	(216)	(330)
Distributions to noncontrolling interests	(42)	(56)	—
Decrease in income tax-related note receivable from TCEH	37	35	34
Excess tax benefit on stock-based incentive compensation	—	—	10
Debt discount, financing and reacquisition expenses – net	(15)	(3)	(18)

Cash provided by (used in) financing activities	(61)	(65)	154

Cash flows — investing activities:
Capital expenditures	(1,020)	(998)	(919)
Cash settlements related to outsourcing contract termination (Note 12) termination (Note 15)	—	—	20
Other	(12)	16	20

Cash used in investing activities	(1,032)	(982)	(879)

Net change in cash and cash equivalents	4	(97)	104

Cash and cash equivalents — beginning balance	29	126	22

Cash and cash equivalents — ending balance	$33	$29	$126

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC

CONSOLIDATED BALANCE SHEETS

(millions of dollars)

	At December 31,
	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$33	$29
Restricted cash — Bondco (Note 11)	53	47
Trade accounts receivable from nonaffiliates — net (Note 16)	254	243
Trade accounts and other receivables from affiliates	182	188
Income taxes receivable from EFH Corp. (Note 15)	72	—
Materials and supplies inventories — at average cost	96	92
Accumulated deferred income taxes (Note 4)	10	10
Prepayments	75	76
Other current assets	5	8

Total current assets	780	693

Restricted cash — Bondco (Note 11)	16	14
Investments and other property (Note 11)	78	72
Property, plant and equipment — net (Note 16)	9,676	9,174
Goodwill (Notes 2 and 16)	4,064	4,064
Note receivable due from TCEH (Note 15)	178	217
Regulatory assets – net — Oncor (Note 5)	1,266	1,363
Regulatory assets – net — Bondco (Note 5)	516	596
Other noncurrent assets	264	51

Total assets	$16,838	$16,244

LIABILITIES AND MEMBERSHIP INTERESTS

Current liabilities:
Short-term borrowings (Note 6)	$377	$616
Long-term debt due currently — Bondco (Note 7)	113	108
Trade accounts payable	125	129
Income taxes payable to EFH Corp. (Note 15)	—	5
Accrued taxes other than income taxes	133	137
Accrued interest	108	104
Other current liabilities	109	106

Total current liabilities	965	1,205

Long-term debt, less amounts due currently — Oncor (Note 7)	4,783	4,335
Long-term debt, less amounts due currently — Bondco (Note 7)	550	661
Accumulated deferred income taxes (Notes 1 and 4)	1,516	1,369
Investment tax credits	32	37
Other noncurrent liabilities and deferred credits (Note 16)	1,996	1,879

Total liabilities	9,842	9,486

Commitments and contingencies (Note 8)

Membership interests (Note 9):
Capital account	5,546	5,397
Accumulated other comprehensive income (loss), net of tax effects	(2)	(2)

Oncor Holdings membership interest	5,544	5,395
Noncontrolling interests in subsidiary	1,452	1,363

Total membership interests	6,996	6,758

Total liabilities and membership interests	$16,838	$16,244

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC

STATEMENTS OF CONSOLIDATED MEMBERSHIP INTERESTS

(millions of dollars)

	Year Ended December 31,
	2010	2009	2008

Capital account:
Balance at beginning of period	$5,397	$5,307	$7,643
Net income (loss) attributable to Oncor Holdings	277	256	(323)
Distributions paid to parent	(169)	(216)	(1,583)
Capital contributions (a)	40	50	—
Effect of sale of noncontrolling interests (Notes 9 and 10)	—	—	(406)
Distribution of investment in Oncor Communications Holding Company LLC to parent	—	—	(24)
Other	1	—	—

Balance at end of period	5,546	5,397	5,307

Accumulated other comprehensive income (loss), net of tax effects:
Balance at beginning of period	(2)	(2)	—
Net effects of cash flow hedges	—	—	(2)

Balance at end of period	(2)	(2)	(2)

Oncor Holdings membership interest at end of period	5,544	5,395	5,305

Noncontrolling interests in subsidiary (Note 11):
Balance at beginning of period	1,363	1,355	—
Net income (loss) attributable to noncontrolling interests	70	64	(160)
Distributions to noncontrolling interests	(42)	(56)	(2)
Change related to future tax distributions from Oncor	61	—	—
Investment	—	—	1,253
Effect of sale of noncontrolling interests (Note 10)	—	—	265
Other	—	—	(1)

Noncontrolling interests in subsidiary at end of period	1,452	1,363	1,355

Total membership interests at end of period	$6,996	$6,758	$6,660

(a)	Reflects noncash settlement of certain income taxes payable arising as a result of the sale of noncontrolling interests in Oncor.

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

We are a Dallas, Texas-based holding company whose financial statements reflect almost entirely the operations of our direct, majority (approximately 80%) owned subsidiary, Oncor. Oncor is a regulated electricity transmission and distribution company principally engaged in providing delivery services to REPs, including subsidiaries of TCEH, that sell power in the north-central, eastern and western parts of Texas. Distribution revenues from TCEH represented 36% and 38% of total revenues for the years ended December 31, 2010 and 2009, respectively. We are a direct, wholly-owned subsidiary of EFIH, a direct, wholly-owned subsidiary of EFH Corp. With the closing of the Merger on October 10, 2007, EFH Corp. became a subsidiary of Texas Holdings, which is controlled by the Sponsor Group, and we and EFIH were formed. See “Glossary” for definition of terms and abbreviations, including the Merger.

References in this report to “we,” “our,” “us,” and “the company” are to Oncor Holdings and/or its direct or indirect subsidiaries as apparent in the context. The financial statements reflect almost entirely the operations of Oncor; consequently, there are no separate reportable business segments.

Our consolidated financial statements include the indirect, bankruptcy-remote financing subsidiary, Bondco. This financing subsidiary was organized for the limited purpose of issuing specified securitization (transition) bonds in 2003 and 2004. Bondco issued $1.3 billion principal amount of transition bonds to recover generation-related regulatory asset stranded costs and other qualified costs under an order issued by the PUCT in 2002.

Various “ring-fencing” measures have been taken to enhance our credit quality. These measures serve to mitigate our and Oncor’s credit exposure to the Texas Holdings Group and to reduce the risk that our assets and liabilities or those of Oncor would be substantively consolidated with the assets and liabilities of the Texas Holdings Group in the event of a bankruptcy of one or more of those entities. Such measures include, among other things: Oncor’s sale of a 19.75% equity interest to Texas Transmission in November 2008; maintenance of separate books and records for the Oncor Ring-Fenced Entities; our board of directors and Oncor’s board of directors being comprised of a majority of independent directors, and prohibitions on the Oncor Ring-Fenced Entities providing credit support to, or receiving credit support from, any member of the Texas Holdings Group. The assets and liabilities of the Oncor Ring-Fenced Entities are separate and distinct from those of the Texas Holdings Group, including TXU Energy and Luminant, and none of the assets of the Oncor Ring-Fenced Entities are available to satisfy the debt or other obligations of any member of the Texas Holdings Group. We and Oncor do not bear any liability for debt or contractual obligations of the Texas Holdings Group, and vice versa. Accordingly, our operations are conducted, and our cash flows are managed, independently from the Texas Holdings Group.

See Note 10 for discussion of noncontrolling interests sold by Oncor in November 2008.

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with US GAAP and on the same basis as our 2009 Audited Financial Statements. All intercompany items and transactions have been eliminated in consolidation. All dollar amounts in the financial statements and tables in the notes are stated in millions of US dollars unless otherwise indicated. Subsequent events have been evaluated through the date these consolidated financial statements were issued.

Consolidation of Variable Interest Entities

A VIE is an entity with which we have a relationship or arrangement that indicates some level of control over the entity or results in economic risks to us. We adopted amended accounting standards on January 1, 2010 that require consolidation of a VIE if we have: a) the power to direct the significant activities of the VIE and b) the right or obligation to absorb profit and loss from the VIE (primary beneficiary). The previous standards did not require power to direct significant activities of the VIE in order to consolidate. No additional VIEs were consolidated as a result of the adoption of these accounting standards.

Income Taxes

EFH Corp. files a consolidated federal income tax return. Effective with the November 2008 sale of equity interests in Oncor (see Note 10), Oncor became a partnership for US federal income tax purposes, and subsequently EFH Corp.’s share of partnership income is included in its consolidated federal income tax return. Our tax sharing agreement with Oncor and EFH Corp. was amended in November 2008 to include Texas Transmission and Investment LLC. The tax sharing agreement provides for the calculation of tax liability substantially as if we and Oncor file our own income tax returns, and requires tax payments to members determined on that basis (without duplication for any income taxes paid by our subsidiaries). Deferred income taxes are provided for temporary differences between our book and tax bases of assets and liabilities.

Amounts of deferred income tax assets and liabilities, as well as current and noncurrent accruals, are determined in accordance with the provisions of accounting guidance for income taxes and for uncertainty in income taxes. The accounting guidance for rate-regulated enterprises requires the recognition of regulatory assets or liabilities if it is probable such deferred tax amounts will be recovered from, or returned to, customers in future rates. Investment tax credits are amortized to income over the estimated lives of the related properties.

We classify interest and penalties expense related to uncertain tax positions as current provision for/in lieu of income taxes as discussed in Note 4.

Use of Estimates

Preparation of our financial statements requires management to make estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense, including fair value measurements. In the event estimates and/or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. No material adjustments, other than those disclosed elsewhere herein, were made to previous estimates or assumptions during the current year.

Derivative Instruments and Mark-to-Market Accounting

Oncor has from time-to-time entered into derivative instruments, specifically interest rate swaps, to hedge interest rate risk. If the instrument meets the definition of a derivative under accounting standards related to derivative instruments and hedging activities, the fair value of each derivative is required to be recognized on the balance sheet as a derivative asset or liability and changes in the fair value recognized in net income, unless criteria for certain exceptions are met. This recognition is referred to as “mark-to-market” accounting.

Because derivative instruments are frequently used as economic hedges, accounting standards related to derivative instruments and hedging activities allow for “hedge accounting,” which provides for the designation of such instruments as cash flow or fair value hedges if certain conditions are met. A cash flow hedge mitigates the risk associated with the variability of the future cash flows related to an asset or liability (e.g., debt with variable interest rate payments), while a fair value hedge mitigates risk associated with fixed future cash flows (e.g., debt with fixed interest rate payments). In accounting for cash flow hedges, derivative assets and liabilities are recorded on the balance sheet at fair value with an offset to other comprehensive income to the extent the hedges are effective. Amounts remain in accumulated other comprehensive income, unless the underlying transactions become probable of not occurring, and are reclassified into net income as the related transactions (hedged items) settle and affect net income. Fair value hedges are recorded as derivative assets or liabilities with an offset to net income, and the carrying value of the related asset or liability (hedged item) is adjusted for changes in fair value with an offset to net income. If the fair value hedge is settled prior to the maturity of the hedged item, the cumulative fair value gain or loss associated with the hedge is amortized into income over the remaining life of the hedged item. To qualify for hedge accounting, a hedge must be considered highly effective in offsetting changes in fair value of the hedged item. Assessment of the hedge’s effectiveness is tested at least quarterly throughout its term to continue to qualify for hedge accounting. Hedge ineffectiveness, even if the hedge continues to be assessed as effective, is immediately recognized in net income. Ineffectiveness is generally measured as the cumulative excess, if any, of the change in value of the hedging instrument over the change in value of the hedged item.

Revenue Recognition

Revenue from delivery services are recorded under the accrual method of accounting. Revenues are recognized when delivery services are provided to customers on the basis of periodic cycle meter readings and include an estimate for revenues earned from the meter reading date to the end of the period adjusted for the impact of weather (unbilled revenue).

Impairment of Goodwill and Other Intangible Assets

We evaluate goodwill for impairment at least annually. The impairment tests performed are based on determinations of enterprise value using discounted cash flow analyses, comparable company equity values and any relevant transactions indicative of enterprise values. See Note 16 for details of goodwill and other intangible assets and Note 2 for discussion of a goodwill impairment charge recorded in 2008.

System of Accounts

Our accounting records have been maintained in accordance with the FERC Uniform System of Accounts as adopted by the PUCT.

Defined Benefit Pension Plans and Other Postretirement Employee Benefit (OPEB) Plans

Oncor participates in an EFH Corp. pension plan that offers benefits based on either a traditional defined benefit formula or a cash balance formula and an OPEB plan that offers certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees from Oncor. Oncor also offers its own supplemental retirement plan (Oncor Plan) to qualified employees. Costs of pension and OPEB plans are dependent upon numerous factors, assumptions and estimates. See Note 13 for additional information regarding pension and OPEB plans.

Stock-Based Incentive Compensation

In November 2008, Oncor implemented the SARs Plan for certain management that purchased equity interests in the company indirectly by investing in Investment LLC. SARs have been awarded under the SARs Plan and are being accounted for based upon the provisions of guidance for share-based payment. See Note 14 for information regarding stock-based compensation, including SARs granted to certain members of Oncor’s board of directors.

Fair Value of Nonderivative Financial Instruments

The carrying amounts for financial assets classified as current assets and the carrying amounts for financial liabilities classified as current liabilities approximate fair value due to the short maturity of such instruments. The fair values of other financial instruments, for which carrying amounts and fair values have not been presented, are not materially different than their related carrying amounts. The following discussion of fair value accounting standards applies primarily to our determination of the fair value of assets in the pension and OPEB plan trusts as presented in Note 13.

Accounting standards related to the determination of fair value define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We use a “mid-market” valuation convention (the mid-point price between bid and ask prices) as a practical expedient to measure fair value for the majority of our assets and liabilities subject to fair value measurement on a recurring basis. We primarily use the market approach for recurring fair value measurements and use valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs.

We categorize our assets and liabilities recorded at fair value based upon the following fair value hierarchy:

•

Level 1 valuations use quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2 valuations use inputs, in the absence of actively quoted market prices that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: (a) quoted prices for similar assets or liabilities in active markets, (b) quoted prices for identical or similar assets or liabilities in markets that are not active, (c) inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves observable at commonly quoted intervals and (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means. Our Level 2 valuations utilize over-the-counter broker quotes, quoted prices for similar assets or liabilities that are corroborated by correlations or other mathematical means and other valuation inputs.

•

Level 3 valuations use unobservable inputs for the asset or liability. Unobservable inputs are used to the extent observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. We use the most meaningful information available from the market combined with internally developed valuation methodologies to develop our best estimate of fair value.

We utilize several different valuation techniques to measure the fair value of assets and liabilities, relying primarily on the market approach of using prices and other market information for identical and/or comparable assets and liabilities for those items that are measured on a recurring basis. These methods include, among others, the use of broker quotes and statistical relationships between different price curves.

Franchise Taxes

Franchise taxes are assessed to Oncor by local governmental bodies, based on kWh delivered and are the principal component of “taxes other than income taxes” as reported in the income statement. Franchise taxes are not a “pass through” item. Rates charged to customers by Oncor are intended to recover the franchise taxes, but Oncor is not acting as an agent to collect the taxes from customers.

Cash and Cash Equivalents

For purposes of reporting cash and cash equivalents, temporary cash investments purchased with a remaining maturity of three months or less are considered to be cash equivalents. See Note 11 for details regarding restricted cash.

Property, Plant and Equipment

Properties are stated at original cost. The cost of self-constructed property additions includes materials and both direct and indirect labor and applicable overhead and an allowance for funds used during construction.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated service lives of the properties based on depreciation rates approved by the PUCT. As is common in the industry, depreciation expense is recorded using composite depreciation rates that reflect blended estimates of the lives of major asset groups as compared to depreciation expense calculated on a component asset-by-asset basis. Depreciation rates include plant removal costs as a component of depreciation expense, consistent with regulatory treatment. Actual removal costs incurred are charged to accumulated depreciation. When accrued removal costs exceed incurred removal costs, the difference is reclassified as a regulatory obligation to retire assets in the future.

Allowance For Funds Used During Construction (AFUDC)

AFUDC is a regulatory cost accounting procedure whereby both interest charges on borrowed funds and a return on equity capital used to finance construction are included in the recorded cost of utility plant and equipment being constructed. AFUDC is capitalized on all projects involving construction periods lasting greater than thirty days. The equity portion of capitalized AFUDC is accounted for as other income. There was no equity AFUDC for the periods presented. See Note 16 for detail of amounts charged to interest expense.

Regulatory Assets and Liabilities

Our financial statements reflect regulatory assets and liabilities under cost-based rate regulation in accordance with accounting standards related to the effect of certain types of regulation. Regulatory decisions can have an impact on the recovery of costs, the rate earned on invested capital and the timing and amount of assets to be recovered by rates. See Note 5 for details of regulatory assets and liabilities.

Sale of Noncontrolling Interests

See Note 10 for discussion of accounting for the sale of noncontrolling interests by Oncor in 2008.

2.	GOODWILL IMPAIRMENT

The 2010 annual goodwill impairment testing performed as of December 1, 2010 determined that Oncor’s estimated fair value (enterprise value) was substantially in excess of our carrying value, resulting in no additional testing being required and no impairment. Key assumptions in the valuation include discount rates, growth of the rate base and return on equity allowed by the regulatory authority.

In the fourth quarter of 2008, we recorded a goodwill impairment charge totaling $860 million, which was not deductible for income tax-related purposes. The impairment primarily arose from the 2008 dislocation in the capital markets that increased interest rate spreads and the resulting discount rates used in estimating fair values and the effect of declines in market values of debt and equity securities of comparable companies.

The impairment determination involved significant assumptions and judgments in estimating enterprise values and the fair values of assets and liabilities. The calculations supporting the impairment determination utilized models that took into consideration multiple inputs, including debt yields, equity prices of comparable companies and other inputs. Those models were generally used in developing long-term forward discount rates for determining enterprise value and fair values of certain individual assets and liabilities. The fair value measurements resulting from such models are classified as Level 3 non-recurring fair value measurements consistent with accounting standards related to the determination of fair value.

3.	STIPULATION APPROVED BY THE PUCT

In April 2008, the PUCT entered an order, which became final in June 2008, approving the terms of a stipulation relating to a filing in 2007 by Oncor and Texas Holdings with the PUCT pursuant to Section 14.101(b) of PURA and PUCT Substantive Rule 25.75. Among other things, the stipulation required Oncor to file a rate case no later than July 1, 2008 based on a test year ended December 31, 2007, which it filed in June 2008. The PUCT issued a final order with respect to the rate case in August 2009. In July 2008, Nucor Steel filed an appeal of the PUCT’s order in the 200th District Court of Travis County, Texas. A hearing on the appeal was held in June 2010, and the District Court affirmed the PUCT order in its entirety. Nucor Steel appealed that ruling to the Third Court of Appeals in Austin, Texas in July 2010. Oral argument before the court is scheduled for March 2011.

In addition to commitments Oncor made in its filings in the PUCT review, the stipulation included the following provisions, among others:

•

Oncor provided a one-time $72 million refund to its REP customers in the September 2008 billing cycle. The refund was in the form of a credit on distribution fee billings. The liability for the refund was previously recorded as part of purchase accounting.

•

Consistent with a 2006 cities rate settlement, Oncor filed a system-wide rate case in June 2008 based on a test-year ended December 31, 2007. In August 2009, the PUCT issued a final order on this rate case. See Note 5.

•

The distributions paid by Oncor will be limited through December 31, 2012, to an amount not to exceed Oncor’s net income (determined in accordance with US GAAP, subject to certain defined adjustments) for the period beginning October 11, 2007 and ending December 31, 2012, and are further limited by an agreement that Oncor’s regulatory capital structure, as determined by the PUCT, will be at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity (see Note 10).

•

Oncor committed to minimum capital spending of $3.6 billion over the five-year period ending December 31, 2012, subject to certain defined conditions. Approximately 72% of this total was spent as of December 31, 2010. This spending does not include the capital spending on Competitive Renewable Energy Zone (CREZ) facilities.

•

Oncor committed to an additional $100 million in spending over the five-year period ending December 31, 2012 on demand-side management or other energy efficiency initiatives. These additional expenditures will not be recoverable in rates, and this amount was recorded as a regulatory liability as part of purchase accounting and consistent with accounting standards related to the effect of certain types of regulation.

•	If Oncor’s credit rating is below investment grade with two or more rating agencies, TCEH will post a letter of credit in an amount of $170 million to secure TXU Energy’s payment obligations to Oncor.

•	Oncor agreed not to request recovery of goodwill or any future impairment of the goodwill in its rates.

4.	INCOME TAXES

The components of our income taxes are as follows:

	Year Ended December 31,
	2010	2009	2008
Reported in operating expenses:
Current:
US federal	$(6)	$69	$37
State	21	17	17
Deferred:
US federal	183	67	142
State	—	(3)	—
Amortization of investment tax credits	(5)	(5)	(5)

Total	193	145	191

Reported in other income and deductions:
Current:
US federal	55	13	8
State	1	1	1
Deferred federal	(29)	14	17

Total	27	28	26

Total income tax expense	$220	$173	$217

Reconciliation of income taxes computed at the US federal statutory rate to income taxes:

	Year Ended December 31,
	2010	2009	2008

Income (loss) before income taxes	$567	$493	$(266)

Income taxes at the US federal statutory rate of 35%	$198	$173	$(93)
Goodwill impairment	—	—	301
Amortization of investment tax credits – net of deferred tax effect	(5)	(5)	(5)
Amortization (under regulatory accounting) of statutory tax rate changes	(3)	(2)	(3)
Texas margin tax, net of federal tax benefit	13	12	11
Medicare subsidy	(1)	(6)	(5)
Nondeductible losses (gains) on benefit plan investments	(1)	(1)	4
Other, including audit settlements	19	2	7

Income tax expense	$220	$173	$217

Effective rate	38.8%	35.1%	—

At December 31, 2010 and 2009, net amounts of $1.506 billion and $1.359 billion, respectively, were reported in the balance sheets as accumulated deferred income taxes. These amounts include $1.459 billion and $1.280 billion, respectively, related to our investment in the Oncor partnership.

At December 31, 2010 and 2009, we had $13 million and $10 million of alternative minimum tax (AMT) credit carryforwards, respectively, available to offset future tax sharing payments. The AMT credit carryforwards have no expiration date.

Accounting For Uncertainty in Income Taxes

Accounting guidance related to uncertain tax positions requires that all tax positions subject to uncertainty be reviewed and assessed with recognition and measurement of the tax benefit based on a “more-likely-than-not” standard with respect to the ultimate outcome, regardless of whether this assessment is favorable or unfavorable.

EFH Corp. and its subsidiaries file income tax returns in US federal, state and foreign jurisdictions and are subject to examinations by the IRS and other taxing authorities. Examinations of EFH Corp. and its subsidiaries’ income tax returns for the years ending prior to January 1, 2003 are complete, but the tax years 1997 through 2002 remain in appeals with the IRS. An IRS audit of tax years 2003 to 2006 is in progress and is expected to be completed in 2011. Texas franchise and margin tax returns are under examination or still open for examination for tax years beginning after 2002.

The following table summarizes the changes to the uncertain tax positions, reported in other noncurrent liabilities in our consolidated balance sheet, during the years ended December 31, 2010 and 2009:

	2010	2009	2008
Balance at January 1, excluding interest and penalties	$71	$122	$111
Additions based on tax positions related to prior years	31	22	41
Reductions based on tax positions related to prior years	(20)	(73)	(30)

Balance at December 31, excluding interest and penalties	$82	$71	$122

Of the balance at December 31, 2010, $71 million represents tax positions for which the uncertainty relates to the timing of recognition for tax purposes. The disallowance of such positions would not affect the effective tax rate, but would accelerate the payment of cash under the tax sharing agreement to an earlier period.

Noncurrent liabilities included a total of $18 million and $20 million in accrued interest at December 31, 2010 and 2009, respectively. Amounts recorded related to interest and penalties totaled a benefit of $1 million and $5 million in the years ended December 31, 2010 and 2009, respectively, as a result of reversals of previously accrued amounts, and an expense of $6 million (including $2 million recorded as goodwill) in the year ended December 31, 2008 (all after tax amounts). The federal income tax benefit on the interest accrued on uncertain tax positions is recorded as accumulated deferred income taxes.

With respect to tax positions for which the ultimate deductibility is uncertain (permanent items), should EFH Corp. or we sustain such positions on income tax returns previously filed, our liabilities recorded would be reduced by $11 million, resulting in increased net income and a favorable impact on the effective tax rate.

We do not expect the total amount of liabilities recorded related to uncertain tax positions will significantly increase or decrease within the next 12 months.

5.	REGULATORY ASSETS AND LIABILITIES

Recognition of regulatory assets and liabilities and the amortization periods over which they are expected to be recovered or refunded through rate regulation reflect the decisions of the PUCT. Components of the regulatory assets and liabilities are provided in the table below. Amounts not earning a return through rate regulation are noted.

	Remaining Rate Recovery/Amortization Period at December 31, 2010	Carrying Amount
		December 31, 2010	December 31, 2009
Regulatory assets:
Generation-related regulatory assets securitized by transition bonds (a)(f)	5 years	$647	$759
Employee retirement costs	4 years	63	80
Employee retirement costs to be reviewed (b)(c)	To be determined	75	41
Employee retirement liability (a)(c)(d)	To be determined	910	768
Self-insurance reserve (primarily storm recovery costs) — net	6 years	117	137
Self-insurance reserve to be reviewed (b)(c)	To be determined	135	106
Nuclear decommissioning cost under-recovery (a)(c)(e)	Not applicable	—	85
Securities reacquisition costs (pre-industry restructure)	6 years	55	62
Securities reacquisition costs (post-industry restructure)	Terms of related debt	26	27
Recoverable amounts in lieu of deferred income taxes — net	Life of related asset or liability	117	68
Rate case expenses	Largely 3 years	6	9
Rate case expenses to be reviewed (b)(c)	To be determined	4	1
Advanced meter customer education costs (c)	9 years	8	4
Deferred conventional meter depreciation	10 years	60	14
Energy efficiency performance bonus	Not applicable	11	9
Deferred third-party transmission service (a)(c)	1 year	8	—

Total regulatory assets		2,242	2,170

Regulatory liabilities:
Nuclear decommissioning cost over-recovery (a)(c)(e)	Not applicable	206	—
Estimated removal costs	Life of utility plant	28	—
Gain on reacquired debt	7 years	25	—
Committed spending for demand-side management initiatives (a)	2 years	53	78
Deferred advanced metering system revenues	9 years	68	57
Investment tax credit and protected excess deferred taxes	Various	39	44
Over-collection of transition bond revenues (a)(f)	5 years	33	27
Energy efficiency programs (a)	Not applicable	8	5

Total regulatory liabilities		460	211

Net regulatory asset		$1,782	$1,959

(a)	Not earning a return in the regulatory rate-setting process.
(b)	Costs incurred since the period covered under the last rate review.
(c)	Recovery is specifically authorized by statute, subject to reasonableness review by the PUCT.
(d)	Represents unfunded liabilities recorded in accordance with pension and OPEB accounting standards.
(e)	Offset by an intercompany payable to/receivable from TCEH. See Note 15.
(f)

Bondco net regulatory assets of $516 million at December 31, 2010 consist of $549 million included in generation-related regulatory assets net of the regulatory liability for over-collection of transition bond revenues of $33 million. Bondco net regulatory assets of $596 million at December 31, 2009 consist of $623 million included in generation-related regulatory assets net of the regulatory liability for over-collection of transition bond revenues of $27 million.

The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act enacted in March 2010 reduce, effective 2013, the amount of OPEB costs deductible for federal income tax purposes by the amount of the Medicare Part D subsidy received by the EFH Corp. OPEB plans in which we participate. Under income tax accounting rules, deferred tax assets related to accrued OPEB liabilities must be reduced immediately for the future effect of the legislation. Accordingly, in the first quarter of 2010, our deferred tax assets were reduced by $42 million. All of this amount was recorded as a regulatory asset (before gross-up for liability in lieu of deferred income taxes) as the additional amounts due related to income taxes are expected to be recoverable in our future rates.

As a result of purchase accounting, in 2007 the carrying value of certain generation-related regulatory assets securitized by transition bonds, which have been reviewed and approved by the PUCT for recovery but without earning a rate of return, was reduced by $213 million. This amount will be accreted to other income over the recovery period remaining at October 10, 2007 (approximately nine years).

On August 31, 2009, the PUCT issued a final order on Oncor’s rate review filed in June 2008. The rate review included a determination of the recoverability of regulatory assets at December 31, 2007, including the recoverability period of those assets deemed allowable by the PUCT. The PUCT’s findings included denial of recovery of certain regulatory assets primarily related to business restructuring costs and rate case expenses, which resulted in a $25 million charge ($16 million after tax) in the third quarter of 2009 reported as write off of regulatory assets.

In September 2008, the PUCT approved a settlement for Oncor to recover its estimated future investment for advanced metering deployment. Oncor began billing the advanced metering surcharge in the January 2009 billing month cycle. The surcharge is expected to total $1.023 billion over the 11-year recovery period and includes a cost recovery factor of $2.19 per month per residential retail customer and $2.39 to $5.15 per month for non-residential retail customers. Oncor accounts for the difference between the surcharge billings for advanced metering facilities and the allowed revenues under the surcharge provisions, which are based on expenditures and an allowed return, as a regulatory asset or liability. Such differences arise principally as a result of timing of expenditures. As indicated in the table above, the regulatory liability at December 31, 2010 totaled $68 million.

In accordance with the PUCT’s August 2009 order in Oncor’s rate review, the remaining net book value and anticipated removal cost of existing conventional meters that are being replaced by advanced meters are being charged to depreciation and amortization expense over an 11-year cost recovery period.

See Note 15 for additional information regarding nuclear decommissioning cost recovery.

6.	BORROWINGS UNDER CREDIT FACILITIES

At December 31, 2010, Oncor had a $2.0 billion secured revolving credit facility, expiring October 10, 2013, to be used for working capital and general corporate purposes, issuances of letters of credit and support for any commercial paper issuances. Oncor may request increases in the commitments under the facility in any amount up to $500 million, subject to the satisfaction of certain conditions. Amounts borrowed under the facility, once repaid, can be borrowed again from time to time. Borrowings are classified as short-term on the balance sheet.

Oncor’s credit facility is secured equally and ratably with all of its other secured indebtedness by a first priority lien on property it acquired or constructed for the transmission and distribution of electricity. The property is mortgaged under the Deed of Trust. On September 3, 2010, Oncor amended the Deed of Trust to eliminate its ability to release the lien upon satisfaction and discharge of its obligations under the revolving credit facility (see Note 7).

At December 31, 2010, Oncor had outstanding borrowings under the credit facility totaling $377 million with an interest rate of 0.53% and outstanding letters of credit totaling $6 million. At December 31, 2009, Oncor had outstanding borrowings under the credit facility totaling $616 million with an interest rate of 0.58%.

Subject to the limitations described below, borrowing capacity available under the credit facility at December 31, 2010 and December 31, 2009 was $1.495 billion and $1.262 billion, respectively. The availability at both dates excludes $122 million of commitments from a subsidiary of Lehman Brothers Holding Inc. that has filed for bankruptcy under Chapter 11 of the US Bankruptcy Code. As described in Note 7, the Deed of Trust permits Oncor to secure other indebtedness with the lien of the Deed of Trust up to the aggregate of (i) the amount of available bond credits, and (ii) 85% of the fair value of certain property additions that could be certified to the Deed of Trust collateral agent. At December 31, 2010, the available bond credits were approximately $1.386 billion and the amount of potential indebtedness that could be secured by property additions, subject to a certification process, was $1.161 billion.

Under the terms of the revolving credit facility, the commitments of the lenders to make loans to Oncor are several and not joint. Accordingly, if any lender fails to make loans to Oncor, Oncor’s available liquidity could be reduced by an amount up to the aggregate amount of such lender’s commitments under the facility.

Borrowings under the credit facility bear interest at per annum rates equal to, at Oncor’s option, (i) adjusted LIBOR plus a spread of 0.275% to 0.800% (depending on the ratings assigned to Oncor’s senior secured debt) or (ii) a base rate (the higher of (1) the prime rate of JPMorgan Chase Bank, N.A. and (2) the federal funds effective rate plus 50 basis points). Under option (i) and based on Oncor’s ratings as of December 31, 2010, its LIBOR-based borrowings, which apply to all outstanding borrowings at December 31, 2010, bear interest at LIBOR plus 0.275%.

A facility fee is payable at a rate per annum equal to 0.100% to 0.200% (depending on the rating assigned to Oncor’s senior secured debt) of the commitments under the facility. Based on Oncor’s ratings at December 31, 2010, the facility fee is 0.100%. A utilization fee is payable on the average daily amount of borrowings in excess of 50% of the commitments under the facility at a rate per annum equal to 0.125% per annum.

The credit facility contains customary covenants for facilities of this type, restricting, subject to certain exceptions, Oncor and its subsidiary from, among other things:

•	incurring additional liens;

•	entering into mergers and consolidations;

•	selling certain assets, and

•	making acquisitions and investments in subsidiaries.

Under the credit facility, Oncor must observe certain customary reporting requirements and other affirmative covenants. In addition, the credit facility requires that Oncor maintain a consolidated senior debt-to-capitalization ratio of no greater than 0.65 to 1.00. For purposes of this ratio, debt is calculated as indebtedness defined in the credit facility (principally, the sum of long-term debt, any capital leases, short-term debt and debt due currently in accordance with US GAAP). The debt calculation excludes transition bonds issued by Bondco but includes the unamortized fair value discount related to Bondco. Equity is calculated as membership interests determined in accordance with US GAAP. At December 31, 2010, Oncor was in compliance with these covenants.

The credit facility contains certain customary events of default for facilities of this type, the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments under the facility.

7.	LONG-TERM DEBT

At December 31, 2010 and 2009, our long-term debt consisted of the following:

	At December 31,
	2010	2009

Oncor (a):
6.375% Fixed Senior Notes due May 1, 2012	$376	$700
5.950% Fixed Senior Notes due September 1, 2013	524	650
6.375% Fixed Senior Notes due January 15, 2015	500	500
5.000% Fixed Senior Notes due September 30, 2017	324	—
6.800% Fixed Senior Notes due September 1, 2018	550	550
5.750% Fixed Senior Notes due September 30, 2020	126	—
7.000% Fixed Debentures due September 1, 2022	800	800
7.000% Fixed Senior Notes due May 1, 2032	500	500
7.250% Fixed Senior Notes due January 15, 2033	350	350
7.500% Fixed Senior Notes due September 1, 2038	300	300
5.250% Fixed Senior Notes due September 30, 2040	475	—
Unamortized discount	(42)	(15)

Total Oncor	4,783	4,335

Oncor Electric Delivery Transition Bond Company LLC (b):
4.030% Fixed Series 2003 Bonds due in semiannual installments through February 15, 2010	—	13
4.950% Fixed Series 2003 Bonds due in semiannual installments through February 15, 2013	101	130
5.420% Fixed Series 2003 Bonds due in semiannual installments through August 15, 2015	145	145
4.810% Fixed Series 2004 Bonds due in semiannual installments through November 15, 2012	131	197
5.290% Fixed Series 2004 Bonds due in semiannual installments through May 15, 2016	290	290
Unamortized fair value discount related to transition bonds	(4)	(6)
Less amount due currently	(113)	(108)

Total Oncor Electric Delivery Transition Bond Company LLC	550	661

Total long-term debt (c)	$5,333	$4,996

(a)

Secured by first priority lien on certain transmission and distribution assets equally and ratably with all of Oncor’s other secured indebtedness. See Deed of Trust Amendment below for additional information.

(b)	The transition bonds are nonrecourse to Oncor and were issued to securitize a regulatory asset.
(c)	According to our organizational documents, Oncor Holdings (parent) is prohibited from directly incurring indebtedness for borrowed money.

Debt-Related Activity in 2010

Debt Repayments

Repayments of long-term debt in 2010 totaled $108 million and represent transition bond principal payments at scheduled maturity dates.

Issuance of New Senior Secured Notes

In September 2010, Oncor issued $475 million aggregate principal amount of 5.250% senior secured notes maturing in September 2040 (2040 Notes). Oncor used the net proceeds of approximately $465 million from the sale of the notes to repay borrowings under the revolving credit facility, including loans under the revolving credit facility made by certain of the initial purchasers or their affiliates, and for general corporate purposes. The notes are secured by the first priority lien described below, and are secured equally and ratably with all of Oncor’s other secured indebtedness.

Interest on the 2040 Notes is payable in cash semiannually in arrears on March 30 and September 30 of each year, beginning on March 30, 2011. Oncor may redeem the notes, in whole or in part, at any time, at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. The notes also contain customary events of default, including failure to pay principal or interest on the notes when due.

The 2040 Notes were issued in a private placement and have not been registered under the Securities Act. Oncor has agreed, subject to certain exceptions, to register with the SEC notes having substantially identical terms as the 2040 Notes (except for provisions relating to the transfer restriction and payment of additional interest) as part of an offer to exchange freely tradable exchange notes for the 2040 Notes. Oncor has agreed to use commercially reasonable efforts to cause the exchange offer to be completed within 315 days after the issue date of the 2040 Notes, or if required, to use commercially reasonable efforts to have one or more shelf registration statements declared effective within the later of 180 days after such shelf registration statement filing obligation arises and 270 days after the issue date of the 2040 Notes. If Oncor does not comply with this obligation (a registration default), the annual interest rate on the notes will increase by 50 basis points per annum until the earlier of the expiration of the registration default or the second anniversary of the issue date of the 2040 Notes.

Debt Exchange

In September 2010, Oncor announced an offer to exchange up to $350 million of its outstanding 6.375% senior secured notes due 2012 and up to $325 million of its outstanding 5.950% senior secured notes due 2013 (collectively, the Original Notes) for newly issued 5.000% senior secured notes due 2017 (2017 Notes) and newly issued 5.750% senior secured notes due 2020 (2020 Notes, and together with the 2017 Notes, New Notes), respectively. In October 2010, Oncor issued approximately $324 million aggregate principal amount of the 2017 Notes and approximately $126 million aggregate principal amount of the 2020 Notes in exchange for an equivalent principal amount of the respective Original Notes validly tendered. Oncor did not receive any cash proceeds from the exchange. Under accounting guidelines, we recorded the exchange transaction related to the $324 million aggregate principal amount of 6.375% senior secured notes due 2012 as a debt retirement, which resulted in a fair value discount totaling $25 million and a gain deferred as a regulatory liability totaling $25 million. We recorded the exchange transaction related to the $126 million aggregate principal amount of the 5.950% senior secured notes due 2013 as a debt modification.

The New Notes have not been registered under the Securities Act. In connection with the issuance of the New Notes, Oncor agreed, subject to certain exceptions, to register with the SEC notes having substantially identical terms as the New Notes (except for provisions relating to the transfer restriction and payment of additional interest) as part of an offer to exchange freely tradable exchange notes for the New Notes. Oncor has agreed to use commercially reasonable efforts to cause this exchange offer to be completed within 315 days after the issue date of the New Notes, or if required, to use commercially reasonable efforts to have one or more shelf registration statements declared effective within the later of 180 days after such shelf registration statement filing obligation arises and 270 days after the issue date of the New Notes. If Oncor does not comply with this obligation (a registration default), the annual interest rate on the New Notes will increase 0.50% per annum for the period during which the registration default continues, but not later than the second anniversary of the issue date of the New Notes. Oncor also agreed to file a registration statement containing a “market making prospectus” and to keep it effective, subject to certain exceptions, for a period of ten years after the issue date of the New Notes.

Deed of Trust Amendment

Oncor’s secured indebtedness, including the 2040 Notes and New Notes described above and the revolving credit facility described in Note 6, are secured equally and ratably by a first priority lien on property Oncor acquired or constructed for the transmission and distribution of electricity. The property is mortgaged under the Deed of Trust. The Deed of Trust permits Oncor to secure other indebtedness with the lien of the Deed of Trust up to the aggregate of (i) the amount of available bond credits, and (ii) 85% of the fair value of certain property additions that could be certified to the Deed of Trust collateral agent. At December 31, 2010, the available bond credits were approximately $1.386 billion and the amount of additional potential indebtedness that could be secured by property additions, subject to a certification process, was $1.161 billion.

On September 3, 2010, Oncor amended the Deed of Trust. Prior to the amendment, the Deed of Trust provided that Oncor could release the lien upon the satisfaction and discharge of all of its obligations under the revolving credit facility. The amendment to the Deed of Trust eliminated this ability to release the lien prior to the payment and performance in full of all obligations secured by the lien of the Deed of Trust.

Debt Repayments in 2009

Repayments of long-term debt in 2009 totaled $104 million and represent transition bond principal payments at scheduled maturity dates.

Maturities

Long-term debt maturities at December 31, 2010, are as follows:

Year	Amount
2011	$113
2012	494
2013	648
2014	131
2015	639
Thereafter	3,467
Unamortized fair value discount	(4)
Unamortized discount	(42)

Total	$5,446

Fair Value of Long-Term Debt

The estimated fair value of our long-term debt (including current maturities) totaled $6.136 billion and $5.644 billion at December 31, 2010 and 2009, respectively, and the carrying amount totaled $5.446 billion and $5.104 billion, respectively. The fair value is estimated at the lesser of either the call price or the market value as determined by quoted market prices.

8.	COMMITMENTS AND CONTINGENCIES

Leases

At December 31, 2010, future minimum lease payments under operating leases (with initial or remaining noncancelable lease terms in excess of one year) were as follows:

Year	Amount
2011	$14
2012	12
2013	5
2014	4
2015	3
Thereafter	4

Total future minimum lease payments	$42

Rent charged to operation and maintenance expense totaled $15 million, $11 million and $10 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Capital Expenditures

Oncor and Texas Holdings agreed to the terms of a stipulation with major interested parties that was approved by the PUCT in 2008 as discussed in Note 3. As one of the provisions of this stipulation, Oncor committed to minimum capital spending of $3.6 billion over the five-year period ending December 31, 2012, subject to certain defined conditions.

Efficiency Spending

Oncor is required to annually invest in programs designed to improve customer electricity demand efficiencies to satisfy ongoing regulatory requirements. The 2011 requirement is $45 million.

Guarantees

Oncor has entered into contracts that contain guarantees to unaffiliated parties that could require performance or payment under certain conditions as discussed below.

Oncor is the lessee under various operating leases that obligate it to guarantee the residual values of the leased assets. At December 31, 2010, both the aggregate maximum amount of residual values guaranteed and the estimated residual recoveries totaled approximately $6 million. These leased assets consist primarily of vehicles used in distribution activities. The average life of the residual value guarantees under the lease portfolio is approximately two years.

In June 2010, for the purpose of obtaining greater access to materials, Oncor guaranteed the repayment of borrowings under a nonaffiliated party’s $20 million credit facility maturing on June 7, 2011. The nonaffiliated party’s borrowings under the credit facility are limited to inventory produced solely to satisfy the terms of a contract with Oncor. Oncor would be entitled to the related inventory upon repayment of the credit facility (or payment to nonaffiliated party). At December 31, 2010, the nonaffiliated party had borrowings of approximately $1.5 million under the facility.

Legal/Regulatory Proceedings

In October 2010, the PUCT established Docket No. 38780 for the remand of Docket No. 20381, the 1999 wholesale transmission charge matrix case. A joint settlement agreement was entered into effective October 6, 2003. This settlement resolves disputes regarding wholesale transmission pricing and charges for the period of January 1997 through August 1999, the period prior to the September 1, 1999 effective date of the legislation that authorized 100% postage stamp pricing for ERCOT wholesale transmission. Since a series of appeals has become final, the 1999 matrix docket has been remanded to the PUCT to address two additional issues.

The first issue is the wholesale transmission transition mechanism for the period of September 1999 through December 1999. The disputed issue is whether the PUCT should have allowed the transition mechanism to continue for the last four months of 1999. The appealing parties (Texas Municipal Power Agency, the City of Denton, the City of Garland and GEUS (f/k/a Greenville Electric Utility System)) argued that the transition mechanism was not authorized in the September 1, 1999 100% postage stamp pricing legislation. Oncor’s transmission deficit position was mitigated by approximately $8 million in the last four months of 1999 through the transition mechanism. If the appealing parties prevail, Oncor may have to pay up to the full amount of approximately $8 million. It is anticipated that the issue will be contested and the amounts paid to settle the issue could be subject to negotiation. It is also unclear whether interest would be added. If the PUCT rules adversely and interest is added, Oncor’s liability could be as high as $11 million.

The second issue is the San Antonio City Public Service Board’s (CPSB) claim that the PUCT did not have the authority to reduce CPSB’s requested Transmission Cost of Service (TCOS) revenue requirement. CPSB’s initial TCOS rate was in effect from 1997 through 2000. Since the period of January 1997 through August 1999 is incorporated in the joint settlement, CPSB’s remaining claim is for the period of September 1999 through December 2000. In January 2011, CPSB made a filing with the PUCT (PUCT Docket No. 39068), seeking an additional $22 million of TCOS revenue, including interest, for the 16-month period. If CPSB prevails, Oncor would be responsible for approximately $11 million of the request. Oncor plans to participate in this docket and anticipates that multiple parties will oppose CPSB’s request.

At this time, Oncor cannot predict the outcome of these two matters.

We are involved in other various legal and administrative proceedings in the normal course of business, the ultimate resolution of which, in the opinion of management, should not have a material effect upon our financial position, results of operations or cash flows.

Labor Contracts

Certain Oncor employees are represented by a labor union and covered by a collective bargaining agreement with an expiration date of October 25, 2010. Although the expiration date has passed, the current collective bargaining agreement remains in full force and effect under the provisions of an “evergreen clause” contained in the agreement. The parties to the agreement are currently in the process of negotiating a new labor agreement, and it is anticipated that a new agreement will be in place in the first half of 2011. The resolution of this matter is not expected to have a material effect on Oncor’s financial position, results of operations or cash flows.

Environmental Contingencies

Oncor must comply with environmental laws and regulations applicable to the handling and disposal of hazardous waste. Oncor is in compliance with all current laws and regulations; however, the impact, if any, of changes to existing regulations or the implementation of new regulations is not determinable. The costs to comply with environmental regulations can be significantly affected by the following external events or conditions:

•	changes to existing state or federal regulation by governmental authorities having jurisdiction over control of toxic substances and hazardous and solid wastes, and other environmental matters, and

•	the identification of additional sites requiring clean-up or the filing of other complaints in which Oncor may be asserted to be a potential responsible party.

9.	MEMBERSHIP INTERESTS

On February 15, 2011, our board of directors declared a cash distribution of approximately $15.5 million to be paid to EFIH on February 16, 2011.

During 2010, our board of directors declared, and we paid, the following cash distributions to EFIH:

Declaration Date	Payment Date	Amount Paid
October 27, 2010	November 1, 2010	$28
July 28, 2010	August 3, 2010	54
May 5, 2010	May 6, 2010	57
February 11, 2010	February 19, 2010	30

During 2009, our board of directors declared, and we paid, the following cash distributions to EFIH:

Declaration Date	Payment Date	Amount Paid
November 12, 2009	November 13, 2009	$99
August 18, 2009	August 19, 2009	59
May 19, 2009	May 20, 2009	40
February 18, 2009	March 3, 2009	18

While there are no direct restrictions on our ability to distribute our net income that are currently material, substantially all of our net income is derived from Oncor. Our board of directors and Oncor’s board of directors, which are composed of a majority of independent directors, can withhold distributions to the extent the boards determine that it is necessary to retain such amounts to meet our expected future requirements.

Oncor’s distributions are limited to its cumulative net income and may not be paid except to the extent Oncor maintains a required regulatory capital structure, as discussed below. At December 31, 2010, $44 million was eligible to be distributed to Oncor’s members after taking into account these restrictions, of which approximately 80% relates to our ownership interest.

For the period beginning October 11, 2007 and ending December 31, 2012, Oncor’s cash distributions (other than distributions of the proceeds of any issuance of limited liability company units) are limited by the Limited Liability Company Agreement and a stipulation agreement with the PUCT (see Note 3) to an amount not to exceed its cumulative net income determined in accordance with US GAAP, as adjusted by applicable orders of the PUCT. Such adjustments exclude the noncash impacts of purchase accounting (to date, consists of removing the effect of the 2008 $860 million goodwill impairment charge and the cumulative amount of net accretion of fair value adjustments) and deducting two specific cash commitments (the $72 million ($46 million after tax) one-time refund to customers in September 2008 and funds spent as part of the $100 million commitment for additional energy efficiency initiatives of which $46 million ($30 million after tax) has been spent through December 31, 2010). The goodwill impairment charge and refund are described in Notes 2 and 3. At December 31, 2010, $141 million of membership interests was available for distribution under the cumulative net income restriction, of which approximately 80% relates to our ownership interest.

Distributions are further limited by Oncor’s required regulatory capital structure to be at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity. At December 31, 2010, Oncor’s regulatory capitalization ratio was 59.7% debt and 40.3% equity. The PUCT has the authority to determine what types of debt and equity are included in a utility’s debt-to-equity ratio. For purposes of this ratio, debt is calculated as long-term debt plus unamortized gains on reacquired debt less unamortized issuance expenses, premiums and losses on reacquired debt. The debt calculation excludes transition bonds issued by Bondco. Equity is calculated as membership interests determined in accordance with US GAAP, excluding the effects of purchase accounting (which included recording the initial goodwill and fair value adjustments and the subsequent related impairments and amortization). At December 31, 2010, $44 million of membership interests was available for distribution under the capital structure restriction, of which approximately 80% relates to our ownership interest. In January 2011, Oncor filed for a rate review with the PUCT and 203 cities that, among other things, requested a revised regulatory capital structure of 55% debt to 45% equity, which if approved as requested, would further limit Oncor’s distributions.

Effect of Sale of Noncontrolling Interests — The total amount of proceeds from the sale of noncontrolling interests in Oncor (discussed further in Note 10) was less than the carrying value of the interests sold by $265 million, which reflects the fact that Oncor’s carrying value after purchase accounting is based on the Merger value, while the noncontrolling interests sale value did not include a control premium. The difference was accounted for as a reduction of membership interests.

As a result of the sale of the noncontrolling interests and the application of rules for income tax accounting related to outside basis differences, activity in 2008 reflects an increase in the balance of noncurrent accumulated deferred income taxes of $141 million and a decrease in total membership interests by the same amount.

Equity Contributions — As a result of the Merger, all outstanding unvested stock-based incentive compensation awards previously granted by EFH Corp. to Oncor employees vested and such employees became entitled to receive the $69.25 per share Merger consideration. The settlement of these awards totaled $24 million and was accounted for as an equity contribution from EFH Corp., as was the settlement of $4 million of cash incentive compensation awards. See Note 14 for further discussion of stock-based compensation, including a SARs Plan implemented in November 2008.

In March 2008, we distributed our investment in an entity with telecommunications-related activities that are not part of current operations totaling $24 million to EFIH.

10.	NONCONTROLLING INTERESTS

In November 2008, Oncor sold equity interests to Texas Transmission for $1.254 billion in cash. Texas Transmission is an entity indirectly owned by a private investment group led by OMERS Administration Corporation, acting through its infrastructure investment entity, Borealis Infrastructure Management Inc., and the Government of Singapore Investment Corporation, acting through its private equity and infrastructure arm, GIC Special Investments Pte Ltd. Oncor also indirectly sold equity interests to certain members of its’s board of directors and management team. Accordingly, after giving effect to all equity issuances, at December 31, 2010, Oncor’s ownership was as follows: 80.03% held by us, 19.75% held by Texas Transmission and 0.22% held indirectly by certain members of Oncor’s management team and board of directors.

The proceeds (net of closing costs) of $1.253 billion received by Oncor from Texas Transmission and the members of Oncor’s management team upon completion of these transactions were distributed to us and subsequently distributed to EFIH and ultimately to EFH Corp.

See Note 9 for a discussion of amounts recorded as a reduction of membership interests as a result of the sale of Oncor membership interests.

11.	INVESTMENTS

Our investments balance consisted of the following:

	December 31,
	2010	2009
Assets related to employee benefit plans, including employee savings programs, net of distributions	$74	$67
Investment in unconsolidated affiliates	1	3
Land	3	2

Total investments	$78	$72

Assets Related to Employee Benefit Plans

The majority of these assets represent cash surrender values of life insurance policies that are purchased to fund liabilities under deferred compensation plans. At December 31, 2009, Oncor began paying the premiums and became the beneficiary of these life insurance policies. EFH Corp. was the previous beneficiary. At December 31, 2010 and 2009, the face amount of these policies totaled $137 million and $138 million, and the net cash surrender values (determined using a Level 2 valuation technique) totaled $53 million and $52 million, respectively. Changes in cash surrender value are netted against premiums paid. Other investment assets held to satisfy deferred compensation liabilities are recorded at market value.

Restricted Cash

	At December 31, 2010		At December 31, 2009
	Current Assets	Noncurrent Assets	Current Assets	Noncurrent Assets
Customer collections related to transition bonds used only to service debt and pay expenses	$53	$—	$47	$—
Reserve for fees associated with transition bonds	—	10	—	10
Reserve for shortfalls of transition bond charges	—	6	—	4

Total restricted cash	$53	$16	$47	$14

12.	TERMINATION OF OUTSOURCING ARRANGEMENTS

In 2008, Oncor commenced a review of certain outsourcing arrangements with Capgemini, Capgemini America, Inc. and Capgemini North America, Inc. (collectively, CgE), and executed a Separation Agreement with CgE. Simultaneous with the execution of that Separation Agreement, EFH Corp. and TCEH entered into a substantially similar agreement with CgE. The Separation Agreements principally provide for (i) notice of termination of the Master Framework Agreements, dated as of May 17, 2004, as amended, between Capgemini and TCEH and Oncor, respectively, and the related service agreements under the Master Framework Agreements and (ii) termination of the joint venture arrangements between EFH Corp. (and its applicable subsidiaries, including Oncor) and CgE. Under the Master Framework Agreements and related services agreements, Capgemini provided to Oncor and EFH Corp.’s and its other subsidiaries outsourced support services, including information technology, customer care and billing, human resources, procurement and certain finance and accounting activities.

As a result, during the fourth quarter of 2008:

•

EFH Corp. received approximately $70 million in cash in exchange for the termination of a purchase option agreement pursuant to which subsidiaries of EFH Corp. had the right to “put” to Capgemini (and Capgemini had the right to “call” from a subsidiary of EFH Corp.) EFH Corp.’s 2.9% limited partnership interest in Capgemini and licensed assets, principally software, upon the expiration of the Master Framework Agreements in 2014 or, in some circumstances, earlier. Oncor received $20 million of such proceeds, reflecting its share of the put option value.

•

The parties entered into a mutual release of all claims under the Master Framework Agreements and related services agreements, subject to certain defined exceptions, and Oncor received $4 million in cash in settlement of such claims.

The effects of the termination of the outsourcing arrangements, including an accrued liability of $16 million for incremental costs to exit and transition the services, were included in goodwill under purchase accounting. Oncor incurred $4 million of these exit liabilities during the year ended December 31, 2009. In December 2009, Oncor recorded a $10 million reversal of a portion of these exit liabilities due primarily to a shorter than expected outsourcing services transition period, and this reversal is reflected in other income (see Note 16). The remaining accrual totaling $2 million was settled in 2010.

13.	PENSION AND OTHER POSTRETIREMENT EMPLOYEE BENEFITS (OPEB) PLANS

Pension Plan

Oncor is a participating employer in the EFH Retirement Plan (Retirement Plan), a defined benefit pension plan sponsored by EFH Corp. The Retirement Plan is a qualified pension plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (Code), and is subject to the provisions of ERISA. All benefits are funded by the participating employers. The Retirement Plan provides benefits to participants under one of two formulas: (i) a Cash Balance Formula under which participants earn monthly contribution credits based on their compensation and a combination of their age and years of service, plus monthly interest credits or (ii) a Traditional Retirement Plan Formula based on years of service and the average earnings of the three years of highest earnings. The interest component of the Cash Balance Formula is variable and is determined using the yield on 30-year Treasury bonds. Under the Cash Balance Formula, future increases in earnings will not apply to prior service costs.

All eligible employees hired after January 1, 2001 participate under the Cash Balance Formula. Certain employees, who, prior to January 1, 2002, participated under the Traditional Retirement Plan Formula, continue their participation under that formula. It is the participating employers’ policy to fund the plans on a current basis to the extent deductible under existing federal tax regulations.

Oncor also participated in an EFH Corp. supplemental retirement plan for certain employees, whose retirement benefits cannot be fully earned under the qualified Retirement Plan, the information for which is included below. Oncor ceased participation in the EFH Corp. supplemental plan and implemented its own supplemental retirement plan effective January 1, 2010. The Oncor Plan covers certain employees whose retirement benefits cannot be fully earned under the qualified EFH Retirement Plan and is substantially similar to the EFH Corp. supplemental retirement plan, except that Oncor acts as sponsor of the plan. At inception, the projected benefit obligation of the Oncor Plan was $32 million, which was 100% funded. Oncor recognized $1 million and $3 million in net pension costs related to the Oncor Plan, primarily composed of interest costs, for the twelve months ended December 31, 2010 and 2009, respectively.

OPEB Plan

Oncor participates with EFH Corp. and other subsidiaries of EFH Corp. to offer certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees. For employees retiring on or after January 1, 2002, the retiree contributions required for such coverage vary based on a formula depending on the retiree’s age and years of service.

Regulatory Recovery of Pension and OPEB Costs

PURA provides for Oncor’s recovery of pension and OPEB costs for all applicable former employees of the regulated predecessor integrated electric utility, which in addition to Oncor’s active and retired employees consists largely of active and retired personnel engaged in TCEH’s activities, related to service of those additional personnel prior to the deregulation and disaggregation of EFH Corp.’s businesses effective January 1, 2002. Accordingly, Oncor entered into an agreement with TCEH whereby it assumed responsibility for applicable pension and OPEB costs related to those personnel.

Oncor is authorized to establish a regulatory asset or liability for the difference between the amounts of pension and OPEB costs approved in current billing rates and the actual amounts that would otherwise have been recorded as charges or credits to earnings. Amounts deferred are ultimately subject to regulatory approval. At December 31, 2010 and 2009, Oncor had recorded regulatory assets totaling $1.047 billion and $889 million, respectively, related to pension and OPEB costs, including amounts related to deferred expenses as well as amounts related to unfunded liabilities that otherwise would be recorded as other comprehensive income.

Pension and OPEB Costs Recognized as Expense

The pension and OPEB amounts provided herein represent Oncor’s allocated amounts related to EFH Corp.’s plans based on actuarial computations and reflect Oncor’s employee and retiree demographics as described above. Oncor recognized the following net pension and OPEB costs as expense:

	Year Ended December 31,
	2010	2009	2008

Pension cost	$67	$35	$15
OPEB cost	63	55	44

Total benefit cost	130	90	59
Less amounts deferred principally as a regulatory asset or property	(93)	(66)	(42)

Net amounts recognized as expense	$37	$24	$17

EFH Corp. and participating employers use the calculated value method to determine the market-related value of the assets held in the trust. Oncor includes the realized and unrealized gains or losses in the market-related value of assets over a rolling four-year period. Each year, 25% of such gains and losses for the current year and for each of the preceding three years is included in the market-related value. Each year, the market-related value of assets is increased for contributions to the plan and investment income and is decreased for benefit payments and expenses for that year.

Detailed Information Regarding Pension and OPEB Benefits

The following pension and OPEB information is based on December 31, 2010, 2009 and 2008 measurement dates:

	Pension Plan			OPEB Plan
	Year Ended December 31,			Year Ended December 31,
	2010	2009	2008	2010	2009	2008

Assumptions Used to Determine Net Periodic Pension and Benefit Cost:
Discount rate	5.90%	6.90%	6.55%	5.90%	6.85%	6.55%
Expected return on plan assets	8.00%	8.25%	8.25%	7.60%	7.64%	7.90%
Rate of compensation increase	3.71%	3.75%	3.70%	—	—	—

Components of Net Pension and Benefit Cost:
Service cost	$19	$16	$15	$6	$4	$4
Interest cost	106	107	99	52	52	50
Expected return on assets	(97)	(100)	(101)	(15)	(13)	(19)
Amortization of net transition obligation	—	—	—	1	1	1
Amortization of prior service cost (credit)	1	1	1	(1)	(1)	(1)
Amortization of net loss	38	11	1	20	12	9

Net periodic pension and benefit cost	67	35	15	63	55	44

Other Changes in Plan Assets and Benefit Obligations Recognized as Regulatory Assets:
Net loss (gain)	124	154	320	75	76	45
Prior service cost (credit)	—	—	—	1	—	—
Amortization of net loss (gain)	(38)	(11)	(1)	(20)	(12)	(9)
Amortization of transition obligation (asset)	—	—	—	(1)	(1)	(1)
Amortization of prior service cost	(1)	(1)	(1)	—	1	1
Purchase accounting adjustment	—	—	—	—	4	(4)

Total recognized as regulatory assets	85	142	318	55	68	32

Total recognized in net periodic pension and benefit costs and as regulatory assets	$152	$177	$333	$118	$123	$76

	Pension Plan			OPEB Plan
	Year Ended December 31,			Year Ended December 31,
	2010	2009	2008	2010	2009	2008

Assumptions Used to Determine Benefit Obligations at Period End:
Discount rate	5.50%	5.90%	6.90%	5.55%	5.90%	6.85%
Rate of compensation increase	3.74%	3.71%	3.75%	—	—	—

	Pension Plan		OPEB Plan
	Year Ended December 31,		Year Ended December 31,
	2010	2009	2010	2009

Change in Projected Benefit Obligation:
Projected benefit obligation at beginning of year	$1,821	$1,550	$899	$779
Service cost	19	16	6	4
Interest cost	106	107	52	52
Participant contributions	—	—	14	19
Medicare Part D reimbursement	—	—	3	4
Actuarial (gain) loss	187	233	83	93
Benefits paid	(81)	(85)	(53)	(52)

Projected benefit obligation at end of year	$2,052	$1,821	$1,004	$899

Accumulated benefit obligation at end of year	$1,894	$1,685	$—	$—

Change in Plan Assets:
Fair value of assets at beginning of year	$1,219	$1,059	$206	$191
Actual return (loss) on assets	160	179	23	30
Employer contributions (a)	43	66	18	18
Participant contributions	—	—	14	19
Benefits paid	(81)	(85)	(53)	(52)

Fair value of assets at end of year	$1,341	$1,219	$208	$206

Funded Status:
Projected benefit obligation at end of year	$(2,052)	$(1,821)	$(1,004)	$(899)
Fair value of assets at end of year	1,341	1,219	208	206

Funded status at end of year	$(711)	$(602)	$(796)	$(693)

(a)	2009 pension amount includes transfers of investments related to the salary deferral and supplemental retirement plans totaling $31 million.

	Pension Plan		OPEB Plan
	Year Ended December 31,		Year Ended December 31,
	2010	2009	2010	2009

Amounts Recognized in the Balance Sheet Consist of:
Other current liabilities	$(3)	$(2)	$—	$—
Other noncurrent liabilities	(708)	(600)	(796)	(693)

Net liability recognized	$(711)	$(602)	$(796)	$(693)

Amounts Recognized as Regulatory Assets Consist of:
Net loss	$616	$529	$296	$242
Prior service cost (credit)	—	1	(5)	(7)
Net transition obligation	—	—	3	3

Net amount recognized	$616	$530	$294	$238

The following tables provide information regarding the assumed health care cost trend rates.

	Year Ended December 31,
	2010	2009

Assumed Health Care Cost Trend Rates – Not Medicare Eligible:
Health care cost trend rate assumed for next year	9.00%	8.00%
Rate to which the cost trend is expected to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2021	2016
Assumed Health Care Cost Trend Rates – Medicare Eligible:
Health care cost trend rate assumed for next year	8.00%	7.00%
Rate to which the cost trend is expected to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2021	2016
	1-Percentage Point Increase	1-Percentage Point Decrease

Sensitivity Analysis of Assumed Health Care Cost Trend Rates:
Effect on accumulated postretirement obligation	$133	$(110)
Effect on postretirement benefits cost	9	(7)

The following table provides information regarding pension plans with projected benefit obligations (PBO) and accumulated benefit obligations (ABO) in excess of the fair value of plan assets.

	At December 31,
	2010	2009

Pension Plans with PBO and ABO in Excess of Plan Assets :
Projected benefit obligations	$2,052	$1,821
Accumulated benefit obligations	1,894	1,685
Plan assets	1,341	1,219

Pension Plan and OPEB Plan Investment Strategy and Asset Allocations

The investment objective for the Retirement Plan is to invest in a suitable mix of assets to meet the future benefit obligations at an acceptable level of risk, while minimizing the volatility of contributions. Equity securities are held to achieve returns in excess of passive indexes by participating in a wide range of investment opportunities. International equity securities are used to further diversify the equity portfolio and may include investments in both developed and emerging international markets. Fixed income securities include primarily corporate bonds from a diversified range of companies, US Treasuries and agency securities and money market instruments. The investment strategy for fixed income investments is to maintain a high grade portfolio of securities which assist in managing the volatility and magnitude of plan contributions and expense.

The target asset allocation ranges of pension plan investments by asset category are as follows:

Asset Category	Target Allocation Ranges
US equities	15%-50%
International equities	5%-20%
Fixed income	40%-70%
Other	0%-10%

The investment objective for the OPEB Plan primarily follows the objectives of the Retirement Plan discussed above, while maintaining sufficient cash and short-term investments to pay near-term benefits and expenses. The actual amounts at December 31, 2010 provided below are consistent with our asset allocation targets.

Fair Value Measurement of Pension Plan Assets

At December 31, 2010 and 2009, pension plan assets measured at fair value on a recurring basis consisted of the following:

	At December 31, 2010				At December 31, 2009
Asset Category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Interest-bearing cash	$—	$42	$—	$42	$—	$60	$—	$60
Equity securities:
US	259	58	—	317	207	147	—	354
International	152	52	—	204	156	48	—	204
Fixed income securities:
Corporate bonds (a)	—	698	—	698	—	552	—	552
US Treasuries	—	13	—	13	—	13	—	13
Other (b)	—	58	—	58	—	27	—	27
Preferred securities	—	—	9	9	—	—	9	9

Total assets	$411	$921	$9	$1,341	$363	$847	$9	$1,219

(a)	Substantially all corporate bonds are rated investment grade by a major ratings agency such as Moody’s.
(b)	Other consists primarily of US agency securities.

There was no change in the fair value of Level 3 assets in the periods presented.

Fair Value Measurement of OPEB Plan Assets

At December 31, 2010 and 2009, OPEB plan assets measured at fair value on a recurring basis consisted of the following:

	At December 31, 2010				At December 31, 2009
Asset Category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Interest-bearing cash	$—	$11	$—	$11	$—	$18	$—	$18
Equity securities:
US	61	4	—	65	55	12	—	67
International	27	4	—	31	26	4	—	30
Fixed income securities:
Corporate bonds (a)	—	54	—	54	—	49	—	49
US Treasuries	—	1	—	1	—	1	—	1
Other (b)	41	4	—	45	38	2	—	40
Preferred securities	—	—	1	1	—	—	1	1

Total assets	$129	$78	$1	$208	$119	$86	$1	$206

(a)	Substantially all corporate bonds are rated investment grade by a major ratings agency such as Moody’s.
(b)	Other consists primarily of US agency securities.

There was no significant change in the fair value of Level 3 assets in the periods presented.

Expected Long-Term Rate of Return on Assets Assumption

The Retirement Plan strategic asset allocation is determined in conjunction with the plan’s advisors and utilizes a comprehensive Asset-Liability modeling study to evaluate potential long-term outcomes of various investment strategies. The study incorporates long-term rate of return assumptions for each asset class based on historical and future expected asset class returns, current market conditions, rate of inflation, current prospects for economic growth, and taking into account the diversification benefits of investing in multiple asset classes and potential benefits of employing active investment management.

Retirement Plan
Asset Class	Expected Long-Term Rate of Return
US equity securities	8.4%
International equity securities	8.8%
Fixed income securities	5.9%
Preferred securities	0.0%

7.7%

OPEB Plan
Plan Type	Expected Long-Term Returns
401(h) accounts	7.7%
Life Insurance VEBA	6.7%
Union VEBA	6.7%
Non-Union VEBA	2.9%

7.1%

Significant Concentrations of Risk

The plans’ investments are exposed to risks such as interest rate, capital market and credit risks. EFH Corp. seeks to optimize return on investment consistent with levels of liquidity and investment risk which are prudent and reasonable, given prevailing capital market conditions and other factors specific to participating employers. While EFH Corp. recognizes the importance of return, investments will be diversified in order to minimize the risk of large losses unless, under the circumstances, it is clearly prudent not to do so. There are also various restrictions and guidelines in place including limitations on types of investments allowed and portfolio weightings for certain investment securities to assist in the mitigation of the risk of large losses.

Assumed Discount Rate

EFH Corp. selected the assumed discount rate using the Hewitt Top Quartile yield curve, which is based on actual corporate bond yields and at December 31, 2010 consisted of 141 corporate bonds rated AA or higher as reported by either Moody’s or S&P.

Amortization in 2011

In 2011, amortization of the net actuarial loss and prior service cost for the defined benefit pension plan from regulatory assets into net periodic benefit cost is expected to be $63 million and $1 million, respectively. Amortization of the net actuarial loss, prior service credit, and transition obligation for the OPEB plan from regulatory assets into net periodic benefit cost is expected to be $27 million, a $1 million credit and $1 million, respectively.

Pension and OPEB Plan Cash Contributions

Oncor’s contributions to the benefit plans were as follows:

	Year Ended December 31,
	2010	2009	2008

Pension plan contributions	$40	$66	$46
OPEB plan contributions	18	18	31
Oncor Plan contributions	3	—	—

Total contributions	$61	$84	$77

Oncor’s estimated funding in 2011 of the EFH Corp. pension and OPEB plans and the Oncor Plan is $173 million, $18 million and $3 million, respectively.

Future Benefit Payments

Estimated future benefit payments to (receipts from) beneficiaries are as follows:

	2011	2012	2013	2014	2015	2016-20
Pension benefits	$94	$100	$105	$111	$117	$690
OPEB	$51	$54	$58	$62	$66	$386
Medicare Part D subsidies	$(5)	$(5)	$(6)	$(6)	$(7)	$(43)

Thrift Plan

Employees of Oncor may participate in a qualified savings plan, the EFH Corp. Thrift Plan (Thrift Plan). This plan is a participant-directed defined contribution plan intended to qualify under Section 401(a) of the Code, and is subject to the provisions of ERISA. Under the terms of the Thrift Plan, employees who do not earn more than the IRS threshold compensation limit used to determine highly compensated employees may contribute, through pre-tax salary deferrals and/or after-tax applicable payroll deductions, the lesser of 75% of their regular salary or wages or the maximum amount permitted under law. Employees who earn more than such threshold may contribute from 1% to 16% of their regular salary or wages. Employer matching contributions are also made in an amount equal to 100% of the first 6% of employee contributions for employees who are covered under the Cash Balance Formula of the Retirement Plan, and 75% of the first 6% of employee contributions for employees who are covered under the Traditional Retirement Plan Formula of the Retirement Plan. Employer matching contributions are made in cash and may be allocated by participants to any of the plan’s investment options. Oncor’s contributions to the Thrift Plan totaled $11 million, $11 million and $9 million for the years ended December 31, 2010, 2009 and 2008, respectively.

14.	STOCK-BASED COMPENSATION

In 2008, Oncor established the Oncor Electric Delivery Company LLC Stock Appreciation Rights Plan (the SARs Plan) under which certain of its employees may be granted stock appreciation rights (SARs) payable in cash, or in some circumstances, Oncor units. Two types of SARs may be granted under the SARs Plan. Time-based SARs (Time SARs) vest solely based upon continued employment ratably on an annual basis on each of the first five anniversaries of the grant date. Performance-based SARs (Performance SARs) vest based upon both continued employment and the achievement of a predetermined level of Oncor EBITDA over time, generally ratably over five years based upon annual Oncor EBITDA levels, with provisions for vesting if the annual levels are not achieved but cumulative two- or three-year total Oncor EBITDA levels are achieved. Time and Performance SARs may also vest in part or in full upon the occurrence of certain specified liquidity events and are exercisable only upon the occurrence of certain specified liquidity events. Since the exercisability of the Time and Performance SARs is conditioned upon the occurrence of a liquidity event, compensation expense will not be recorded until it is probable that a liquidity event will occur. Generally, awards under the SARs Plan terminate on the tenth anniversary of the grant, unless the participant’s employment is terminated earlier under certain circumstances.

In February 2009, Oncor also established the Oncor Electric Delivery Company LLC Director Stock Appreciation Rights Plan (the Director SARs Plan) under which certain non-employee members of its board of directors and other persons having a relationship with Oncor may be granted SARs payable in cash, or in some circumstances, Oncor units. SARs granted under the Director SARs Plan vest in eight equal quarterly installments over a two-year period and are exercisable only upon the occurrence of certain specified liquidity events. Since the exercisability of these SARs is conditioned upon the occurrence of a liquidity event, expense will not be recorded until it is probable a liquidity event will occur.

SARs under the SARs Plan and the Director SARs Plan are generally payable in cash based on the fair market value of the SAR on the date of exercise. During the year ended December 31, 2010, Oncor granted 80,000 Time SARs and 80,000 Performance SARS under the SARs Plan. At December 31, 2010, Time SARs vested totaled 4.2 million and Performance SARs vested totaled 2.8 million. No SARs were granted under the SARs Plan during the year ended December 31, 2009. Oncor granted 6.9 million Time SARs and 6.9 Performance SARs under the SARs Plan during the year ended December 31, 2008. Oncor granted 55,000 SARs under the Director SARs Plan during the year ended December 31, 2009, and all such SARs were vested at December 31, 2010. There were no SARs under either plan eligible for exercise at December 31, 2010.

15.	RELATED-PARTY TRANSACTIONS

The following represent our significant related-party transactions:

•

Oncor records revenue from TCEH, principally for electricity delivery fees, which totaled $1.1 billion for the year ended December 31, 2010, and $1.0 billion for each of the years ended December 31, 2009 and 2008. The fees are based on rates regulated by the PUCT that apply to all REPs. The balance sheets at December 31, 2010 and 2009 reflect receivables from TCEH totaling $143 million and $151 million, respectively, primarily related to these electricity delivery fees. These revenues included approximately $2 million for each of the years ended December 31, 2010, 2009 and 2008 pursuant to a transformer maintenance agreement with TCEH.

•

Oncor recognizes interest income from TCEH with respect to its generation-related regulatory assets, which have been securitized through the issuance of transition bonds by Bondco. The interest income, which is received on a monthly basis, serves to offset Oncor’s interest expense on the transition bonds. This interest income totaled $37 million, $42 million and $46 million for the years ended December 31, 2010, 2009 and 2008, respectively.

•

Incremental amounts payable by Oncor related to income taxes as a result of delivery fee surcharges to customers related to transition bonds are reimbursed by TCEH. Our financial statements reflect a note receivable from TCEH to Oncor of $217 million ($39 million reported as current in trade accounts and other receivables from affiliates) at December 31, 2010 and $254 million ($37 million reported as current in trade accounts and other receivables from affiliates) at December 31, 2009 related to these income taxes. We review economic conditions, TCEH’s credit ratings and historical payment activity to assess the overall collectability of these affiliated receivables. At December 31, 2010, there were no credit loss allowances related to the note receivable from TCEH.

•

An EFH Corp. subsidiary charges Oncor for certain administrative services at cost. These costs, which are reported in operation and maintenance expenses, totaled $36 million, $22 million and $24 million for the years ended December 31, 2010, 2009 and 2008, respectively.

•

Under Texas regulatory provisions, the trust fund for decommissioning the Comanche Peak nuclear generation facility (reported on TCEH’s balance sheet) is funded by a delivery fee surcharge Oncor collects from REPs and remits monthly to TCEH. Delivery fee surcharges totaled $16 million for each of the years ended December 31, 2010, 2009 and 2008. These trust fund assets are established with the intent to be sufficient to fund the estimated decommissioning liability (also reported on TCEH’s balance sheet). Income and expenses associated with the trust fund and the decommissioning liability recorded by TCEH are offset by a net change in Oncor’s intercompany receivable/payable, which in turn results in a change in Oncor’s reported net regulatory asset/liability. A regulatory liability represents the excess of the trust fund balance over the net decommissioning liability, and a regulatory asset represents the excess of the net decommissioning liability over the trust fund balance.

The change from a regulatory asset of $85 million at December 31, 2009 to a regulatory liability of $206 million at December 31, 2010 reflects a new decommissioning cost estimate completed in the second quarter of 2010. In accordance with regulatory requirements, a new cost estimate is completed every five years. The change reflected lower cost escalation assumptions as compared to the previous estimate, resulting in a decline in the estimated decommissioning liability (see Note 5).

•

Oncor has a 19.5% limited partnership interest, with a carrying value of $1 million and $3 million at December 31, 2010 and 2009, respectively, in an EFH Corp. subsidiary holding principally software-related assets. Equity losses related to this interest are reported in other deductions and totaled $2 million, $2 million and $4 million for the years ended December 31, 2010, 2009 and 2008, respectively. These losses primarily represent amortization of software assets held by the subsidiary.

•

Under the terms of a tax sharing agreement, we are obligated to make payments to EFH Corp. in an aggregate amount that is substantially equal to the amount of federal income taxes that we would have been required to pay if we were filing our own corporate income tax return. Also under the terms of the tax sharing agreement, Oncor makes similar payments to Texas Transmission and Investment LLC, pro rata in accordance with their respective membership interests in Oncor, in an aggregate amount that is substantially equal to the amount of federal income taxes that Oncor would have been required to pay if it were filing its own corporate income tax return. In addition, consistent with the tax sharing agreement, we remit to EFH Corp. Texas margin tax payments, which are accounted for as income taxes, calculated as if we were filing our own return. Our results are included in the consolidated Texas state margin tax return filed by EFH Corp. See discussion in Note 1 to Financial Statements under “Income Taxes.” At December 31, 2010, we had amounts due from EFH Corp. under the agreement totaling $72 million. We had amounts due to EFH Corp. related to income taxes totaling $5 million at December 31, 2009. Income tax payments to EFH Corp. in the year ended December 31, 2010 totaled $107 million and Oncor paid $21 million in federal income tax-related payments to Texas Transmission and Investment LLC.

•

Oncor held cash collateral of $4 million and $15 million at December 31, 2010 and 2009, respectively, from TCEH related to interconnection agreements for generation units being developed by TCEH. The collateral is reported in the balance sheet in other current liabilities. In January 2010, Oncor returned $11 million of the collateral and paid $1 million in interest pursuant to PUCT rules related to these generating units.

•

Certain transmission and distribution utilities in Texas have tariffs in place to assure adequate credit worthiness of any REP to support the REP’s obligation to collect transition bond-related charges on behalf of the utility. Under these tariffs, as a result of TCEH’s credit rating being below investment grade, TCEH is required to post collateral support in an amount equal to estimated transition charges over specified time periods. Accordingly, at December 31, 2010 and 2009, TCEH had posted letters of credit in the amounts of $14 million and $15 million, respectively, for Oncor’s benefit.

•

In October 2007, Oncor entered into its current $2 billion revolving credit facility with a syndicate of financial institutions and other lenders. The syndicate includes affiliates of GS Capital Partners (a member of the Sponsor Group). Affiliates of GS Capital Partners have from time-to-time engaged in commercial banking transactions with us in the normal course of business.

•

Affiliates of the Sponsor Group have, and from time-to-time may (1) sell, acquire or participate in the offerings of our debt or debt securities in open market transactions or through loan syndications, and (2) perform various financial advisory, dealer, commercial banking and investment banking services for Oncor and certain of our affiliates for which they have received or will receive customary fees and expenses.

Goldman, Sachs & Co. (Goldman), an affiliate of the Sponsor Group, received $285,000 in fees for serving as a senior co-dealer manager in Oncor’s offer to exchange up to an aggregate of $675 million of senior secured notes for New Notes in a private placement exchange that closed in October 2010. In connection with the exchange offer, Oncor entered into a registration rights agreement with Goldman and the other dealer managers in the exchange. Pursuant to the registration rights agreement, Oncor agreed, subject to certain exceptions, to file a registration statement with the SEC with respect to a registered offer to exchange the New Notes for publicly registered notes, or under certain circumstances, a shelf registration statement to cover resales of the New Notes. Oncor also agreed to file a registration statement containing a “market making prospectus” and to keep it effective, subject to certain exceptions, for a period of ten years after the issue date of the New Notes. See Note 7 for information regarding the debt exchange.

In September 2010, Oncor completed a $475 million senior secured notes private placement offering. In conjunction with the offering, Oncor entered into a registration rights agreement with various investment banks as representatives of the initial purchasers in the private placement. KKR Capital Markets LLC, an affiliate of KKR (a member of the Sponsor Group) received $125,000 in fees for serving as a co-manager in the offering. See Note 7 for information regarding the debt offering.

•

Affiliates of the Sponsor Group have, from time-to-time, and may in the future sell, acquire or participate in offerings of Oncor’s debt or debt securities in open market transactions or through loan syndications.

See Notes 4, 9, 10 and 13 for information regarding the tax sharing agreement, distributions to EFIH and noncontrolling interests and the allocation of EFH Corp.’s pension and OPEB costs, respectively.

16.	SUPPLEMENTARY FINANCIAL INFORMATION

Variable Interest Entities

Oncor is the primary beneficiary and consolidates a wholly-owned VIE, Bondco, which was organized for the limited purpose of issuing specific transition bonds and purchasing and owning transition property acquired from Oncor that is pledged as collateral to secure the bonds. Oncor acts as the servicer for this entity to collect transition charges authorized by the PUCT. These funds are remitted to the trustee and used for interest and principal payments on the transition bonds and related costs.

The material assets and liabilities of Bondco are presented separately on the face of our Consolidated Balance Sheet because the assets are restricted and can only be used to settle the obligations of Bondco, and Bondco’s creditors do not have recourse to our general credit or assets.

Our maximum exposure does not exceed our equity investment in Bondco, which was $16 million at both December 31, 2010 and 2009. We did not provide any financial support to Bondco during the years ended December 31, 2010 and 2009.

Other Income and Deductions

	Year Ended December 31,
	2010	2009	2008
Other income:
Accretion of adjustment (discount) to regulatory assets due to purchase accounting	$34	$39	$44
Reversal of exit liabilities recorded in connection with the termination of outsourcing arrangements (Note 11)	—	10	—
Net gain on sale of other properties and investments	2	—	1

Total other income	$36	$49	$45

Other deductions:
Costs related to 2006 cities rate settlement	$—	$2	$13
Professional fees	4	5	5
Equity losses in unconsolidated affiliate (Note 14)	2	2	4
Other	2	5	3

Total other deductions	$8	$14	$25

Major Customers

Distribution revenues from TCEH represented 36%, 38% and 39% of total operating revenues for the years ended December 31, 2010, 2009 and 2008, respectively. Revenues from subsidiaries of one nonaffiliated REP collectively represented 12%, 14% and 16% of total operating revenues for the years ended December 31, 2010, 2009 and 2008, respectively. No other customer represented 10% or more of total operating revenues.

Interest Expense and Related Charges

	Year Ended December 31,
	2010	2009	2008

Interest expense	$342	$338	$314
Amortization of fair value debt discounts resulting from purchase accounting	2	3	3
Amortization of debt issuance costs and discounts	5	7	5
Allowance for funds used during construction – capitalized interest portion	(2)	(2)	(6)

Total interest expense and related charges	$347	$346	$316

Trade Accounts Receivable

	December 31,
	2010	2009

Gross trade accounts receivable	$389	$395
Trade accounts receivable from TCEH	(133)	(150)
Allowance for uncollectible accounts	(2)	(2)

Trade accounts receivable from nonaffiliates — net	$254	$243

Gross trade accounts receivable at December 31, 2010 and 2009 included unbilled revenues of $126 million and $141 million, respectively.

In April 2009, the PUCT finalized a new rule relating to the Certification of Retail Electric Providers. Under the new rule, write-offs of uncollectible amounts owed by REPs are deferred as a regulatory asset. Accordingly, Oncor recognized a $3 million one-time reversal of bad debt expense in 2009 representing bad debt reserves previously recognized for nonaffiliated REP accounts receivable. Due to the commitments made to the PUCT in 2007, Oncor may not recover bad debt expense, or certain other costs and expenses, from ratepayers in the event of a default or bankruptcy by an affiliate REP.

Property, Plant and Equipment

	Composite Depreciation Rate/	At December 31,
	Avg. Life at December 31, 2010	2010	2009
Assets in service:
Distribution	4.6% / 22.0 years	$9,112	$8,778
Transmission	2.9% / 34.6 years	4,372	3,917
Other assets	8.5% / 11.8 years	728	579

Total		14,212	13,274
Less accumulated depreciation		4,810	4,444

Net of accumulated depreciation		9,402	8,830
Construction work in progress		253	321
Held for future use		21	23

Property, plant and equipment – net		$9,676	$9,174

Depreciation expense as a percent of average depreciable property approximated 4.0%, 3.1% and 2.8% for 2010, 2009 and 2008, respectively.

Intangible Assets

Intangible assets other than goodwill reported in our balance sheet are comprised of the following:

	At December 31, 2010			At December 31, 2009
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Identifiable intangible assets subject to amortization included in property, plant and equipment:
Land easements	$201	$73	$128	$188	$72	$116
Capitalized software	338	142	196	240	104	136

Total	$539	$215	$324	$428	$176	$252

Aggregate amortization expense for intangible assets totaled $39 million, $27 million and $19 million for the years ended December 31, 2010, 2009 and 2008, respectively. At December 31, 2010, the weighted average remaining useful lives of capitalized land easements and software were 82 years and 5 years, respectively. The estimated aggregate amortization expense for each of the next five fiscal years is as follows:

Year	Amortization Expense

2011	$41
2012	33
2013	33
2014	33
2015	33

At both December 31, 2010 and 2009, goodwill totaling $4.1 billion was reported on the balance sheet. None of this goodwill is being deducted for tax purposes. See Note 2 for discussion of the goodwill impairment.

Other Noncurrent Liabilities and Deferred Credits

	At December 31,
	2010	2009

Retirement plan and other employee benefits	$1,560	$1,343
Liabilities related to subsidiary tax sharing agreement	295	321
Uncertain tax positions (including accrued interest)	100	91
Nuclear decommissioning cost under-recovery payable to affiliate (Note 15)	—	85
Other	41	39

Total	$1,996	$1,879

Supplemental Cash Flow Information

	Year Ended December 31,
	2010	2009	2008
Cash payments related to:
Interest	$339	$337	$284
Capitalized interest	(2)	(2)	(6)

Interest paid (net of amounts capitalized)	337	335	278
Income taxes	128	28	65

Noncash investing and financing activities:
Noncash construction expenditures (a)	78	61	49
Noncash capital contribution related to settlement of certain income taxes payable (b)	40	50	—
Noncash distribution of investment to parent	—	—	24
Debt exchange transactions - Oncor (Note 7)	324	—	—

(a)	Represents end-of-period accruals.
(b)	Reflects noncash settlement of certain income taxes payable arising as a result of the sale of noncontrolling interests in Oncor.

17.	CONDENSED FINANCIAL INFORMATION OF REGISTRANT

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

CONDENSED STATEMENTS OF INCOME (LOSS)

(millions of dollars)

	Year Ended December 31,
	2010	2009	2008

Income tax (expense) benefit	$(5)	$—	$4
Equity in earnings (losses) of subsidiary	282	256	(327)

Net income (loss)	$277	$256	$(323)

See Notes to Financial Statements.

CONDENSED STATEMENTS OF CASH FLOWS

(millions of dollars)

	Year Ended December 31,
	2010	2009	2008
Cash provided by operating activities	$169	$216	$331
Cash used in financing activities	(169)	(216)	(330)

Net change in cash and cash equivalents	—	—	1
Cash and cash equivalents — beginning balance	1	1	—

Cash and cash equivalents — ending balance	$1	$1	$1

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

CONDENSED BALANCE SHEETS

(millions of dollars)

	At December 31,
	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$1	$1
Income taxes receivable from EFH Corp.	—	3
Other current assets	2	2

Total current assets	3	6

Investments	5,889	5,804

Total assets	$5,892	$5,810

LIABILITIES AND MEMBERSHIP INTEREST
Current liabilities:
Other current liabilities	$—	$3

Total current liabilities	—	3

Accumulated deferred income taxes	53	91
Other noncurrent liabilities and deferred credits	295	321

Total liabilities	348	415

Membership interest	5,544	5,395

Total liabilities and membership interest	$5,892	$5,810

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

NOTES TO CONDENSED FINANCIAL STATEMENTS

Basis of Presentation

The accompanying unconsolidated condensed balance sheets are presented at December 31, 2010 and 2009, and the accompanying statements of income (loss) and cash flows are presented for the years ended December 31, 2010, 2009 and 2008. We are a Delaware limited liability company wholly-owned by EFIH, which is a wholly owned subsidiary of EFH Corp. As of December 31, 2010, we own approximately 80% of the membership interests in Oncor. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been omitted pursuant to the rules of the SEC. Because the unconsolidated condensed financial statements do not include all of the information and footnotes required by US GAAP, they should be read in conjunction with the consolidated financial statements and Notes 1 through 16. Our subsidiaries have been accounted for under the equity method. All dollar amounts in the financial statements are stated in millions of US dollars unless otherwise indicated.

References herein to “we,” “our,” “us,” and “the company” are to Oncor Holdings and/or its direct or indirect subsidiaries as apparent in the context.

Distribution Restrictions

While there are no direct restrictions on our ability to distribute our net income that are currently material, substantially all of our net income is derived from Oncor. Our board of directors and Oncor’s board of directors, which are composed of a majority of independent directors, can withhold distributions to the extent the boards determine that it is necessary to retain such amounts to meet our expected future requirements.

Oncor’s distributions are limited to its cumulative net income and may not be paid except to the extent Oncor maintains a required regulatory capital structure, as discussed below. At December 31, 2010, $44 million was eligible to be distributed to Oncor’s members after taking into account these restrictions, of which approximately 80% relates to our ownership interest.

For the period beginning October 11, 2007 and ending December 31, 2012, Oncor’s cash distributions (other than distributions of the proceeds of any issuance of limited liability company units) are limited by the Limited Liability Company Agreement and a stipulation agreement with the PUCT (see Note 3) to an amount not to exceed its cumulative net income determined in accordance with US GAAP, as adjusted by applicable orders of the PUCT. Such adjustments exclude the noncash impacts of purchase accounting (to date, consists of removing the effect of the 2008 $860 million goodwill impairment charge and the cumulative amount of net accretion of fair value adjustments) and deducting two specific cash commitments (the $72 million ($46 million after tax) one-time refund to customers in September 2008 and funds spent as part of the $100 million commitment for additional energy efficiency initiatives of which $46 million ($30 million after tax) has been spent through December 31, 2010). The goodwill impairment charge and refund are described in Notes 2 and 3. At December 31, 2010, $141 million of membership interests was available for distribution under the cumulative net income restriction, of which approximately 80% relates to our ownership interest.

Distributions are further limited by Oncor’s required regulatory capital structure to be at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity. At December 31, 2010, Oncor’s regulatory capitalization ratio was 59.7% debt and 40.3% equity. The PUCT has the authority to determine what types of debt and equity are included in a utility’s debt-to-equity ratio. For purposes of this ratio, debt is calculated as long-term debt plus unamortized gains on reacquired debt less unamortized issuance expenses, premiums and losses on reacquired debt. The debt calculation excludes transition bonds issued by Bondco. Equity is calculated as membership interests determined in accordance with US GAAP, excluding the effects of purchase accounting (which included recording the initial goodwill and fair value adjustments and the subsequent related impairments and amortization). At December 31, 2010, $44 million of membership interests was available for distribution under the capital structure restriction, of which approximately 80% relates to our ownership interest. In January 2011, Oncor filed for a rate review with the PUCT and 203 cities that, among other things, requested a revised regulatory capital structure of 55% debt to 45% equity, which if approved as requested, would further limit Oncor’s distributions.

On February 15, 2011, Oncor’s board of directors declared a cash distribution of approximately $16 million to be paid to us on February 16, 2011. During 2010 and 2009, Oncor’s board of directors declared, and Oncor paid to us cash distributions totaling $169 million and $216 million, respectively.

The net proceeds of $1.253 billion from Oncor’s sale of equity interests in November 2008 were distributed to EFIH and ultimately to EFH Corp.